
Exhibit 99.6
LUFAX
HOLDING
HKEX Stock Code: 6623
NYSE Stock Ticker: LU
Year 2025
Environmental, Social
and Governance Report

Contents

CONTENTS



Opening of the Report

About this Report

Lufax Holding Ltd ("Lufax Holding", "the Company", or "we") is pleased to publish its 2025 Environmental, Social and Governance Report ("the Report") to overview the philosophy, management, actions and achievements of the Company and all subsidiaries ("the Group") in the Environmental, Social and Governance ("ESG") aspects.

Reporting Period

This report is an annual report covering the period from 1 January to 31 December 2025 ("the Reporting Period"). In order to enhance the comparability and completeness of the report, we include partial information before 2025 or at the date of publication.

Reporting Scope

This Report primarily discusses Lufax Holding and covers all its subsidiaries and branches. The environmental and social key performance indicators ("KPIs") disclosed in this Report apply to our headquarters, subsidiaries, and all branches. If otherwise specified, please refer to the relevant instructions.

Reporting Standards

This Report is prepared in accordance with the Environmental, Social and Governance Reporting Code set out in Appendix C2 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("HKEX"), with reference to the United Nations' Sustainable Development Goals ("SDGs"). The Report follows the reporting principles of "materiality", "quantitative", "balance" and "consistency" to ensure the authenticity and accuracy of the content, fully reflecting the current status of the Company's management and achievements in ESG aspects and providing readers with valuable information.

Information Source and Reliability Statement

All the information, data and cases mentioned in this Report are collected from the Company's statistical reports and relevant documents. The Company guarantees that this Report is free from any false records or misleading statements, and is responsible for the authenticity, accuracy and completeness of this Report. All amounts in this Report are stated in RMB unless otherwise specified.

Reporting Language

This report is published in the Chinese (Simplified) and English. Should there be any discrepancy between the two versions, the Chinese one (Simplified) shall prevail.

Reporting Statement

The business plans, development strategies and other forward-looking descriptions involved in this Report do not constitute the Company's substantive commitment to investors.

Access to This Report

This Report and other information related to the Company's sustainable development activities are available in the "Investor Relations" section in the Company's website: https://ir.lufaxholding.com/

Reporting principles	Definition	The Company's response
Materiality	The threshold at which ESG issues determined by the Board are sufficiently important to investors and other stakeholders that they should be reported.	The Company has identified sustainability issues crucial to its development through ongoing stakeholder communication.
Quantitative	KPIs in respect of historical data need to be measurable. The issuer should set targets to reduce a particular impact. In this way the effectiveness of ESG policies and management systems can be evaluated and validated. Quantitative information should be accompanied by a narrative, explaining its purpose, impacts, and giving comparative data where appropriate.	The Company records and discloses quantitative ESG performance indicators on an ongoing basis, and interprets the data disclosed in this Report.
Balance	The ESG Report should provide an unbiased picture of the issuer's performance. The Report should avoid selections, omissions, or presentation formats that may inappropriately influence a decision or judgment by the report reader.	This Report has truly and accurately reflected the Company's management performance in the ESG field.
Consistency	The issuer should use consistent methodologies to allow for meaningful comparisons of ESG data over time.	Unless otherwise stated, the Company ensures that the reporting scope and reporting methods are generally consistent each year.



Introduction to Lufax Holding

Lufax Holding is a leading company which mainly provides financial services to empower small and micro business owners ("SBOs") in China, whose business covers retail credit and enablement, consumer finance and other financial services. By integrating our financial expertise with advanced technology and leveraging online and offline resources, we provide SBOs with access to financial products and services and empower institutional partners to efficiently reach and serve SBOs to support the inclusive development of small businesses and help improve their competitiveness and sustainability.

As for retail credit services, Lufax Holding relies on its technology-empowered retail credit service platform, Ping An Rongyi, and is committed to providing end-to-end lending services for SBOs and individual business households with innovative technology and improved risk control. In the consumer finance sector, we work with funding partners and third-party credit enhancement providers to provide comprehensive consumer financial services to residents to meet their consumer credit needs and enhance the financial accessibility to small and microbusinesses.



The total loan balance empowered by Lufax Holding reached

RMB 183.82 billion

With approximately

29.1 million

borrowers in total

2025 ESG Related Awards

Issuer	Award
21st Century Business Herald	21st Century Vitalit·ESG Social Responsibility Case
Cailian Press	Lucid Waters and Lush Mountains Award
Securities Star	Most Socially Responsible Listed Company Award
Jiemian News	ESG Pioneer 60 Annual Corporate ESG Practice Award
JRJ.com	Outstanding Cases of ESG Practice
Caijing	Annual ESG Practice Pioneer
Investment Times	2025 Green Company Star
The Beijing News	Outstanding Cases of Green Finance Development



Message from Chairman

Dear investors, partners, customers, and stakeholders from all sectors of society,

It is an honor to share Lufax Holding's 2025 Environmental, Social and Governance Report with all stakeholders. In 2025, Lufax Holding adheres to the original intention of finance and long-term principle, fully integrates ESG concept into the entire process of strategic layout, operation management, and value creation. Around the core orientation of "Four More Finance" that is more warming, more efficient, more reliable, and more sustainable, we anchor the foundation of responsibility development, balance commercial value and social value, and steadily deliver a sustainability development report that integrates commitment with connection.

To practice a more warming finance, we focus on key areas such as small and micro groups, urban and rural livelihoods, and continue to create a more warming financial service model, reduce the threshold for obtaining high-quality financial services, and help unleash the vitality of small and micro-enterprises. We actively responding to the rural revitalization strategy, deeply cultivating county and rural markets, exploring characteristic financial assistance models tailored to local conditions. This helps to cultivate rural industries and improve people's livelihoods, giving back to society through diverse actions, and helping to build common prosperity.

To build a more efficient finance, we empower the source of finance with digital capabilities. Based on the needs of the real economy, and relying on digital and intelligent capabilities, we continue to streamline service processes, optimize service models, and improve response efficiency. Focusing on key service scenarios such as small and micro livelihood and grassroots operations, breaking down service barriers, we simplify service links, and improve the availability and convenience of financial services through lightweight and agile financial supply. We improve quality and efficiency through efficient operation, empower cost reduction and benefit the people with technology, accurately deliver diverse groups with high-quality financial resources, and effectively activate the micro vitality of the real economy.

Adhere to more reliable finance and establish a solid foundation for high-quality development governance. The Company continues to optimize the ESG governance system under the leadership of the Board of Directors, enhance the multi-level collaborative management mechanism, and improve the comprehensive risk control, compliance management and integrity system. We continuously strengthen corporate transparency and internal control system, strictly upholding the bottom line of business ethics. With a focus on data security, privacy protection, and consumer rights protection, we build a long-term operational defense through sound governance, prudent management, and compliant development. These efforts aim to win the deep trust of the capital market, customers, and society through stable and orderly governance capabilities.

Anchor more sustainable finance, we continuously deepen green transformation and long-term layout. Adhere to the trend of low-carbon development, we actively comply with the requirements of ecological civilization construction, and coordinate and promote its own low-carbon operation and green business layout. The Company fully implements low-carbon management measures such as green office and energy conservation, continuously reduces the environmental impact of business activities, promotes the synergistic coexistence of business development and ecological protection, and consolidates the foundation of sustainable development.

Looking ahead, Lufax Holding will continue to take the “Four More Finance” concepts of being more warming, more efficient, more reliable, and more sustainable as the strategic guidance. We remain committed to the fundamental principles of finance, upholding robust governance to safeguard the foundation for development, supporting the real economy with efficient services, giving back to society with compassionate responsibility, and embracing a green future through sustainable strategies.



Chairman of Lufax Holding
Mr. Dicky Peter Yip
April 2026



2025 Performance Highlights

More Warming Finance

Deeply Engaging in Inclusive Finance

We provided full process loan services to **29.1 million** SBOs

with a loan balance of approximately **RMB 183.82 billion**

Consumer finance services have covered major regions in China, serving more than **10 million** customers

with over **80%** of users coming from third-tier cities and below

Fulfilling Social Responsibility

We cumulatively served more than **0.48 million** agricultural small and micro businesses



Helped approximately **300** rural cooperative leaders and agri-preneurs

in obtaining assistance funds of over **RMB 160 million**

More Efficient Finance

Promoting Technology Empowerment

Through technological upgrades, "Xingyun 2.0" reduced the application time for medium to large-sized small and micro loans by **20 minutes**



95% of users can obtain loans within **1.3 hours**

As of the end of the Reporting Period, "Xingyun 2.0" has served a total of **1.51 million** customers



Optimizing Customer Services

We actively answered customer inquiries and received a total of **1,463** customer complaints in 2025

with a total of **4.5** complaints per 10,000 accounts

The customer complaint response rate was **100%**

Building a Quality Team

More than **1,000** online courses

over **6,500** on-site training courses

were launched on the Zhiniao Platform, involving **3 million** online learners



More Reliable Finance

Consolidating Governance Foundation

As of the end of the Reporting Period, the Company carried out a total of

802
Party discipline activities

530
integrity education activities

with a coverage rate of

100%
for employee anti-corruption training

Redoubling Efforts to Protect Financial Consumers

A total of
1,031
consumer protection publicity activities has been carried out

covering
0.23 million
people

A total of
1,032
financial education activities have been carried out

covering over
25.46 million
people



Protecting Information Security

The information security management system involved in our businesses are accredited by ISO/IEC 27001: 2022 information security management system certification, achieving a business certification coverage rate of

100%



More Sustainable Finance

Co-establishing a Green Future

As of the end of the Reporting Period, we have achieved a

18.9%
reduction in electricity consumption

14.7%
reduction in water consumption

17.4%
reduction in greenhouse gas ("GHG") emissions, compared with the same period last year





Sustainable Strategy

Statement of the Board of Directors

Lufax Holding attaches great importance to the sustainable development and the fulfillment of corporate social responsibility. The Company incorporates the ESG concept of its strategy, continues to optimize ESG system construction and seeks the harmony of business and the environmental and social development.

Lufax Holding is committed to achieving long-term and high-quality sustainable development, creating value for all stakeholders. As the highest decision-making body of the ESG management, the Board of Directors is responsible for the overall supervision of the Company's ESG performance, and developing ESG management policies and strategies, to ensure that the Company is equipped with appropriate and effective ESG management policy. At the board level, we set up a Consumer Protection and ESG Committee, with the comprehensive supervision and implementation of the Group of consumer protection and ESG related issues. At the executive committee level, we set a Consumer Protection Executive Committee and a Disclosure and ESG Executive Committee. The Disclosure and ESG Executive Committee is responsible for the implementation of specific ESG targets, development of policy and evaluation of ESG performance. It also identifies ESG materialities for business operations and the stakeholders, and regularly reports ESG progress and results to the Board of Directors. Under the Disclosure and ESG Executive Committee, each subsidiary sets up Disclosure and ESG Affairs Committee, and authorizes the Disclosure and ESG Executive Group, composed of representatives from various functional departments of the subsidiaries, to coordinate and implement specific ESG tasks.

Lufax Holding ESG Governance Structure

Board of Directors Level
Board of Directors
Consumer Protection and ESG Committee
Executive Committee Level
Disclosure and ESG Executive Committee
Each subsidiary establishes Disclosure and ESG Affairs Committee
Disclosure and ESG Executive Group
(Representatives of each functional department)
Executive Level
Board Office
Brand Publicity Department
Human Resources Department
Finance Department
......
Other Functional Departments

ESG Management Approach and Strategy

The Group continues to focus on the global ESG trend and the change of macro-economic situation at home and abroad, and actively participates in stakeholder communication. At the same time, the Group timely optimizes adjustment ESG management policy, strategy and internal management system on a regular basis with reference to the Company's strategy, to enhance the scientificity, systematicness, and standardization of our ESG management, providing a institutional foundation for our sustainable development practices. We incorporate ESG indicators into the performance evaluation system for senior management and directly link them to their compensation. This practice aims to effectively identify and manage ESG-related risks, ensuring that our ESG governance meets the requirements and expectations of all stakeholders.

Review of ESG Targets

As the highest decision-making body of ESG management, the Board of Directors is responsible for formulating specific ESG strategies and targets, regularly reviewing the progress of achieving ESG targets, and giving action requirements and suggestions on projects to be improved. At the same time, to continuously improve the scientificity and effectiveness of ESG management policies and strategies, the Board of Directors also participates in evaluating, prioritizing, and managing significant ESG issues. It reviews the result of ESG materiality assessment and issue rankings, clarifies the key focus of ESG risk management, and ensures that related issues receive ongoing attention with varying emphases in future ESG management efforts. This approach aims to address the concerns of all stakeholders.

Review and Approval of ESG Reports

The Report provides comprehensive disclosure of Lufax Holding's management and progress in ESG-related work. It was reviewed and approved by the Board of Directors on 27 April 2026.



LUFAX HOLDING

Stakeholder Communication

The Company attaches great importance to communication with stakeholders, and establishes a regular communication mechanism to timely understand the demands and key issues of concern of stakeholders. The Company actively responds stakeholders through road shows, thematic research, investor meetings and other ways, so as to build trust and continuously improve the sustainable development of the Company. The main stakeholders, its issues, and communication channels we identified are as follows:

Stakeholders	Issues of concern	Communication channels
Government and Regulatory Authorities	• Information and data security • Safety and risk management of financial products • Responsible marketing • Compliance risk management • Code of business conduct • Corporate governance • Inclusive finance • Rural revitalization • Waste management • Energy conservation and resource utilization • Ecological conservation and restoration • Climate change response	• Information security management improvement • Daily supervision and inspection • Regular reports and communication • Compliance disclosure • Special research and on-site meetings • Forums and communication programs • Annual reports and announcements • Employment promotion • Legal and compliant business operation • Policy advisory and implementation
Shareholders and Investors	• Information and data security • Safety and risk management of financial products • Technology empowerment • Inclusive finance • Compliance risk management • Code of business conduct • Corporate governance	• Annual reports and announcements • Roadshows and investor conferences • R&D investment and product innovation • Analyst conference calls • Robust operation • Company's website • Annual general meeting of shareholders
Customers	• Information and data security • Safety and risk management of financial products • Customer services • Customer privacy protection • Responsible marketing • Inclusive finance	• Service hotline • Customer satisfaction survey • Optimization of product and service quality • Strict protection of user information • Product satisfaction survey and R&D
Suppliers and Business Partners	• Sustainable supply chains • Code of business conduct	• Supplier procurement platforms • Standardized management and optimization of supply chain
Employees	• Employee welfare and rights protection • Employee development and training • Equality and diversity	• Channels for complaints • Democratic communication platforms • Employee communication platforms and diversity activities
Media and Public Welfare Organizations	• Rural revitalization • Inclusive finance	• Annual reports and announcements • Annual and interim performance press conference • Press releases and publications • Media access • Media enquiries • Publicity in communities



Material Issue Analysis

During the Reporting Period, we paid close attention to the market, industrial and regulatory disclosure requirements, and identified 19 material issues based on the characteristics of our business, our strategic positioning and the best practices among peers, as well as the feedback and suggestions from various stakeholders. We prioritized ESG issues for this year based on their importance to Lufax Holding and our stakeholders using a scientific evaluation method, and formed a materiality matrix. According to the results of the analysis, we determined the disclosure highlights of the Report and the Company's future ESG strategic goals.

This year, the materiality assessment was conducted as follows:

01

- ESG reporting guidelines
- Industry characteristics
- Market focuses
- Issues in the industry

02

- ESG issues screening

03

- Materiality assessment
- Stakeholder communication

04

- Matrix for material ESG issues

Matrix for Material ESG Issues



High
Low
High
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
Very important
Important
Less important

No.	Very important	No.	Important	No.	Less important
1	Information and data security	11	Employee development and training	18	Energy conservation and resource utilization
2	Safety and risk management of financial products	12	Equality and diversity	19	Waste management
3	Customer services	13	Rural revitalization		
4	Customer privacy protection	14	Corporate governance		
5	Inclusive finance	15	Ecological conservation and restoration		
6	Responsible marketing	16	Climate change response		
7	Code of business conduct	17	Sustainable supply chain		
8	Compliance risk management				
9	Technology empowerment				
10	Employee welfare and rights protection				

01

More Warming Finance

Lufax Holding adheres to the principle of "finance for the people", closely integrates finance with social responsibility, and always takes serving the economy and promoting rural revitalization as its missions. We leverage our advantages in products, technology and other areas to promoting social equity and enhancing people's well-being, delivering more warming finance to more people and fulfilling the people's aspiration for a better life.

Performance Highlights

- Provided full-process loan services to a total of **29.1 million** SBOs and individual customers, with a loan balance of approximately **RMB 183.82 billion**.
- The service scope has covered major administrative regions across the country, and provided consumer finance services to **over 10 million** customers. Among them, users in third-tier cities and below account for **over 80%**.

Responding to the following SDGs in this section:


1 NO POVERTY

2 ZERO HUNGER

4 QUALITY EDUCATION

5 GENDER EQUALITY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

Deeply Engaging in Inclusive Finance

Developing inclusive finance is a key approach to alleviating the contradiction between the people's growing demand for financial services and the uneven supply of finance. In response to the national call for promoting the high-quality development of inclusive finance, Lufax Holding continuously optimizes its products and services in key areas of inclusive finance. We develop products and services that meet the characteristics and development needs of groups such as SBOs, individual businesses, and new urban residents. Meanwhile, we actively apply technological means including the Internet, big data, artificial intelligence ("AI"), and blockchain to optimize inclusive finance service models, to improve credit approval and risk management models, and to enhance the accessibility and quality of financial services for SBOs, individual businesses, and agricultural-related entities.

Product System

In 2025, we continuously incorporate inclusive finance in product design, test and operation monitoring process, to strengthen product innovation, to continue to improve and enrich product and service portfolio.



01 Product Design



During the product design phase, Lufax Holding deeply understands the funding needs of different customer groups, continuously optimizes pricing mechanisms, explores diversified marketing solutions, EPO designs, and flexible repayment methods, aiming to accurately match customer needs and enhance product competitiveness as well as customer experience. At the same time, to dynamically adapt to the risk characteristics of various regional markets, it implements differentiated product strategies. For regions with high operational potential and manageable risks, we provide richer solutions and policy support; for regions with higher risk fluctuations, it promptly adjusts strategies and corrects risks to ensure sustainable business development.

02 Product Testing



During the product development and testing phase, Lufax Holding has established a full-process, multi-level quality management system, covering requirement reviews, compliance check, user testing, and acceptance mechanisms to ensure that product functions are accurately implemented and compliant. After development, we will conduct an independent User Acceptance Testing ("UAT"), fully covering core and edge business scenarios to ensure stable operations after system launch. Additionally, by evaluating the rationality of process design, functional completeness, and system response efficiency, we continuously optimize product performance, aiming to provide customers with an efficient, smooth, and secure user experience possible.

03 Operation Monitoring



To ensure the quality and operational effectiveness of products after their launch, the Company has established a systematic, data-driven operational monitoring mechanism. This mechanism involves timely tracking of key business metrics, such as application volume, conversion rate, and risk performance. By leveraging multi-dimensional data analysis, we identify potential issues, dynamically evaluate the effectiveness of product strategies, and quickly respond to changes in market conditions and user behavior. This enables us to continuously optimize and iterate on product functionality, achieving a closed-loop management process from monitoring to analysis, decision-making, and optimization. Furthermore, we have implemented a regular review mechanism to conduct comprehensive retrospectives for each product line. We focus on evaluating key operational indicators such as profitability and the balance between risk and return, ensuring high-quality, healthy, and robust operations throughout the entire product lifecycle.

Micro Finance

Focusing on the needs of small and micro business scenarios, Lufax Holding continuously increases its risk-taking ratio by fully leveraging its financial resource advantages, and contributes to the establishment of a long-term financing support mechanism in which banks, and guarantee companies are encouraged to make joint efforts to boost their "confidence, willingness, capability, and expertise" in lending to micro and small businesses. This mechanism facilitates financial flows to inclusive small and micro businesses and individuals. To ensure targeted and accurate inclusive finance, Lufax Holding relies on an O2O service model that combines online business processes with offline advisory services to bridge the "last mile" challenge of inclusive finance and enable a more efficient solution to "difficulty in obtaining financing" and "high cost of financing". This strongly supports the sustainable development of small and micro businesses.


Online


Create online application, assessment and disbursement tools, to help SBOs obtain low-cost funds, effectively addressing their challenges such as "difficulty in obtaining financing" and "high cost of financing".


Offline


Our offline team explores the needs of SBOs, uses professional capabilities to help them understand financial information, provides face-to-face funding advice and addresses their issues, such as information asymmetry and limited digital literacy among SBOs.

As of 31 December 2025,

Lufax Holding has provided full-process loan services to a total of **29.1 million** SBOs and individual customers with a loan balance of approximately **RMB 183.82 billion**



Product Upgrade - "WeiYing Loan"

In response to the changing trends in the financing needs of SBOs, such as larger capital demand, shorter turnover period and higher capital utilization rate, Lufax Holding fully utilizes its own advantages and continuously explores better solutions to support the development of SBOs. To this end, we have further refined the product "WeiYing Loan". By applying cutting-edge technology, we accurately identify SBOs, and adopt an online loan model featuring "no collateral and no guarantee" based on the multidimensional data from individuals and businesses to provide them with timely working capital support. At the same time, according to diverse use demand, we also provide customers with comprehensive customizable adjustable personalized solutions, including marketing-related pricing and flexible repayment method. By the end of the Reporting Period, "WeiYing Loan" has serviced more than 66,000 people and has accumulated service total loan of RMB 25.2 billion.



Unsecured Innovative Solution - "YouPiao Program"

To actively respond to the changing and growing financing needs of SBOs, Lufax Holding has continuously deepened its innovation in inclusive financial services and launched the newly upgraded "YouPiao Program," tailored specifically for business owners with good tax records and healthy operations. The program aims to provide more efficient, flexible, and affordable digital financing solutions. Leveraging Lufax Holding's leading advantages in fintech, and relying on cutting-edge technologies such as big data and AI, it builds a "credit profile" model for business owners to achieve precise identification and credit support for high-quality clients. By the end of the Reporting Period, the program has served over 6,000 people, with a total loan amount of RMB 4.1 billion.



Secured Innovative Solution - "ZhaiSu Loan"

In 2025, we introduced an innovative comprehensive housing mortgage solution "ZhaiSu Loan" for property-owned customers. Addressing the challenges of traditional unsecured products with limited credit and high pricing in the market, our new product leverages the value of properties for credit assessment. This approach effectively activates customer' fixed assets, offering lower costs and higher credit limits to meet diverse needs while expanding the coverage of financial services. The solution is characterized by its flexibility and adaptability. It caters to daily consumption upgrade demands by simplifying documentation and accelerating approval processes, enhancing accessibility and convenience for financing. Additionally, it supports business purposes, providing timely financial injections to small and micro enterprises.

Consumer Finance

Focusing on the personalized and diversified consumption needs of various consumer groups, Lufax Holding actively engages in the consumer finance business. While delivering marketable financial products and services through increased product and service innovation, the Company uses technology to connect these products and services more closely to a wider range of consumer scenarios. The Company optimizes the channels of consumer financial services by linking resources, funds and channels more effectively, thereby facilitating the establishment of a long-term mechanism that promotes the release of consumption potential and demand growth. This makes inclusive financial services more targeted and accessible as an active driver of the recovery and expansion of consumer demand.

By establishing online service models and collaborating with network platforms, Lufax Holding fully leverages big data and AI technologies to achieve networked business processes, automated approval and online lending services. In doing so, the Company continuously meets the diversified consumption needs of customers in different scenarios and breaks through the spatial and temporal limitations of traditional physical financial service outlets. This enables efficient and convenient access to financial services for long-tail customers in third-tier cities and below, further improving the accessibility of financial services.

In addition to technological innovation and break throughs, Lufax Holding is committed to building convenient online service carriers to support customers' needs to inquire and transact anytime, anywhere. We have now launched various online service channels, including the Ping An Consumer Finance APP, official WeChat accounts, Alipay and WeChat applets, etc. The flexible service models, comprehensive service content and cross-platform customer experience enable us to provide diversified services to registered users. Responding to the national strategy, we continuously optimize product supply, and by analyzing consumer demand and using differentiated discount strategies, provide a more favorable and convenient financial service for a wide range of customers.

As of 31 December 2025,

Consumer finance services have covered major regions in China, serving more than

10 million

customers

of which users in third-tier cities and below account for over

80%



LUFAX HOLDING

About this Report

Introduction to Lufax Holding

Message from Chairman

2025 Performance Highlights

Sustainable Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Fulfilling Social Responsibilities

Lufax Holding adheres to its corporate mission and promotes the spirit of public welfare. Leveraging our professional and background advantages, we have developed a unique "Finance Plus" public welfare mode. Committed to contribute to the rural revitalization initiatives, we actively respond to social needs and contribute our part in advancing the development of rural areas.

"Financial Plus" Mode

Lufax Holding actively responds to the national strategy for rural revitalization and continuously enhances cooperation with multiple parties. Leveraging our professional advantages, we have pioneered the "Finance+" multi-dimensional approach to rural revitalization model, which organically integrates finance and charity. We have launched a series of inclusive finance programs, namely "Finance Plus Women", "Finance Plus Industry", "Finance Plus Culture" and "Finance Plus Dual Carbon", based on the core demands of various groups. These programs focus on various key areas, including rural women's development, industry synergetic development mode, traditional culture inheritance, business empowerment and green rural development, respectively. Aiming at breaking the inherent boundaries of rural projects and delving into rural culture, industrial cooperation and inheritance of intangible cultural heritage, these programs have contributed to the long-term integrated development of rural female entrepreneurs, cooperative leaders, small and micro business groups, and rural industries. As of 31 December 2025, Lufax Holding has cumulatively served more than 0.48 million agricultural small and micro businesses, assisted nearly 300 rural cooperative leaders and agri-preneurs in obtaining assistance funds of over RMB 160 million. The programs cover various industries including planting, animal husbandry, forestry, and fishery, benefiting 14 provinces and 40 counties and supporting more than 800 households that had registered for development, and contributing to the development of 15,000 people in surrounding rural areas.

"Finance Plus Women"

Taking full advantage of the financial platform, Lufax Holding actively integrates social forces to broaden the employment channels for rural women and provide financial support for their employment and entrepreneurship. In joint hands with China Women's Development Foundation, Lufax Holding launched the 2025 "Preferential Agricultural Funds" program for the 9th consecutive year. This year, a total of RMB 1 million was issued for the "Mothers' Entrepreneurship Revolving Fund" in Heilongjiang to support local specialty planting projects. Moreover, we also provide upskilling training, customer attraction and other support for women entrepreneurship through the "Preferential Agricultural Funds" program, providing all-round assistance in local entrepreneurship and employment of rural women.

"Finance Plus Industry"

Lufax Holding is committed to promoting common prosperity by empowering business before production, funding during production and providing marketing assistance after production. The Company continuously promotes the development of rural featured industry, consolidates the foundation of rural development and helps farmers achieve prosperity.



Business Empowerment before Production - Empowerment Training for the Growth of Female Entrepreneurs

In October 2025, Ping An Rongyi, a subsidiary of Lufax Holding, in collaboration with the China Women's Development Foundation, launched the public welfare initiative "She Entrepreneurship Program - Empowerment Training for the Growth of Female Entrepreneurs" in Heilongjiang. The program attracted over a hundred female entrepreneurs, leaders in emerging industries, and women involved in small-scale urban and rural startups across the province. The training covered a wide range of courses including policy interpretation, entrepreneurship guidance, and digital applications. The program helped female entrepreneurs build a knowledge system that is both theoretical and practical. This training was closely linked to Ping An Rongyi's public welfare initiative "Microfinance Literacy Empowerment Program," where volunteers from Ping An Rongyi served as instructors, delivering specialized courses on the protection of financial rights and the prevention of financial risks for micro-entrepreneurs. The program aimed to enhance the financial literacy of female micro-entrepreneurs, to better align the financial knowledge with practical entrepreneurial needs.





Funding during Production - Ping An Rongyi "Agricultural Assistance Loan"

Based on the specialized research and investigation organized by the Hebei Financial Services Bureau regarding financial support for the development of county-level industries, Ping An Rongyi Hebei Branch established a dedicated assistance group for farmers. After conducting on-site investigations, they launched the "Agricultural Assistance Loan" in Handan. This tailor-made product has opened up a fast financing channel for the numerous farmers in Jize Country, supporting the expansion of local characteristic agricultural industries and helping farmers increase their income and achieve prosperity. The dedicated assistance group from Ping An Rongyi Hebei Branch visited various towns and villages in Jize Country, providing on-site consultations and professional financing services to local farmers with financing needs. By the end of 2025, the "Agricultural Assistance Loan" had covered 7 towns including Caozhuang Town and Xiaozhai Town, as well as 45 villages such as Beiyanchi Village and Beizhaozhai Village, assisting villagers in obtaining a total of RMB 6.43 million in funding support.



Production and Sales Empowerment after Production – Gansu Lintao Public Welfare Livestream Supporting Farmers

In August 2025, Ping An Rongyi carried out a public welfare live streaming event to support farmers, helping to promote lily products from Lintao. The event used a "Finance + E-commerce" model to connect the production and sales chain, directly increasing farmers' income, enhancing the influence of the "GanWei" brand, and exploring a sustainable path for aiding farmers through "boost production through consumption and empower it through finance". The public welfare live broadcast attracted a total of 65,000 viewers, with a peak of 10,000 online simultaneously, generating sales of over RMB 0.46 million.



"Finance Plus Culture"

Lufax Holding is committed to promoting educational public welfare and improving the educational environment and quality in rural areas by addressing the shortage of education resources through volunteer teaching and donation activities. In doing so, the Company aims to contribute to the prosperity and revitalization of rural culture.

Since 2015, Lufax Holding has launched the "Five Major Programs" for educational public welfare through such assistance initiatives as hardware maintenance, volunteer teaching, remote training, summer camps, as well as scholarships and awards for students and teachers, which has enabled the iterative upgrading of its educational public welfare efforts.



Ping An Hope Primary School

In October 2025, Ping An Rongyi Hubei Branch, a subsidiary of Lufax Holding, carried out a one-month volunteer teaching program at Ping An Hope Primary School in Huangmei County. In line with the actual needs of the school and the students, they donated sports equipment, daily necessities, and other suppliers to further improve the school's teaching and working conditions. Ping An Rongyi has been providing targeted assistance to this school for three consecutive years. Relying on Ping An's public welfare efforts, the school's teaching conditions have continuously improved with significant results.



"Finance Plus Dual Carbon"

Always concerned about environmental protection, Lufax Holding focuses on promoting the development of ecological civilization. We have partnered with the RiverWatcher Foundation to organize our employees to volunteer for "Beautiful Initiative" green public welfare activities across the country. As an advocate of the concept of green sustainable development, we encourage our employees to become actively involved.



"Beauty Initiative" Beach Cleanup

Since the launch of "Beauty Initiative" in May 2021, we have encouraged employees to volunteer for beach cleanup activities together with organizations such as communities and public welfare institutions, contributing to building a clean community by disposing of litter. This year, Lufax Holding headquarters and its subordinate organizations carried out over 40 public welfare activities, with nearly 300 employees participating as volunteers, actively protecting the local ecological environment.



Public Participation and Investment

Relying on Ping An Group's "San Cun Hui" public welfare platform and focusing on key areas of concern such as industrial assistance, emergency response, education donations and healthcare. Lufax Holding has spontaneously organized a public welfare team under Lufax Branch of Ping An Volunteer Association to actively participate in various social practices and volunteer activities. These actions targeted disadvantaged groups in society and addressed people's livelihood needs. In 2025, Lufax Holding carried out a total of 107 public welfare activities.

As of December 31, 2025

Lufax Volunteers Association had cumulatively launched

over 510

public welfare activities in urban communities and villages across the country

The number of our employees registered on the "San Cun Hui" platform has reached

19,808

with a cumulative volunteer service of

6,200 hours



02

More Efficient Finance

Relying on leading financial layout, Lufax Holding keeps improving financial service efficiency, optimizing customer service processes, and reducing financing costs for small and micro businesses through technological innovation. At the same time, we are fully aware that an excellent talent team is the cornerstone of ensuring operational efficiency and service quality. We respect the rights and interests of employees and constantly improve the training and promotion system, committed to building an excellent talent team.

Performance Highlights

- Through technological upgrades, "Xingyun 2.0" reduced the application time for medium to large-sized small and micro loans by **20 minutes**, and **95%** of users can obtain loans within **1.3 hours**.
- We actively answered customer inquiries and received a total of **1,463** customer complaints in 2025, with a total of **4.5** complaints per 10,000 accounts. The customer complaint response rate was **100%**.
- More than **1,000** online courses and over **6,500** on-site training courses were launched on the Zhiniao Platform, involving **3 million** online learners.

Responding to the following SDGs in this section:










Promoting Technology Empowerment

Leveraging its leading technology layout and years of accumulated operating experiences, Lufax Holding makes flexible use of various financial technologies, such as big data, AI, blockchain and cloud computing, to empower businesses and continuously enhance the competitiveness of products. Meanwhile, we are committed to applying digital technologies in practices and replacing repetitive work with digital tools to improve operational efficiency. In addition, we strengthen the protection of our innovations through intellectual property law propaganda and the specific trainings. Lufax Holding comprehensively uses technologies such as AI, big data, and cloud computing. We have launched various solutions, such as "Wujie" and "Xingyun 2.0", to provide customized, modular, intelligent and warm financial services for different customer groups.



Secured digital signing - "Wujie"

With digital technology at the core, we have comprehensively optimized the contracting and mortgage registration processes for secured loans. We support customers in completing processes such as remote document uploads and video-based contracting and mortgage registration via the Inclusive Finance APP. This addresses issues with the traditional contracting model, including complex procedures, the need for customers to visit offline locations multiple times, and insufficient staffing for contracting. Customers can now enjoy an "offline-visit-free" experience, saving costs associated with travel. The contracting time has been reduced by 54%, providing customers with a more time-saving, worry-free, and cost-effective service experience. During the Reporting Period, the cumulative loan disbursement volume through this project reached RMB 8.63 billion, with an online process adoption rate reached 67%. Additionally, this solution has improved the efficiency of contracting staffing and online document management, effectively reducing the risks of concurrent job responsibilities and enhancing the security of document management–achieving a win-win situation of cost reduction, efficiency improvement, and compliant operations.



AI Intelligent loan solution - "Xingyun 2.0"

In 2025, Lufax Holding continuously strengthened its digital transformation and continued to optimize "Xingyun 2.0". With AI at its core, it transforms the micro and small financing business process. It enables an experience with minimal to no text input, full-process AI face-to-face service, and significantly reduced waiting time. Through technological upgrades, "Xingyun 2.0" further shortens the application time for medium to large-sized small and micro loans by 20 minutes, allowing 95% of users to obtain loans within 1.3 hours. Leveraging 12 core technological applications–including video communication platforms, virtual digital humans, intelligent fund engines, and credit scoring models, "Xingyun 2.0" achieves upgrades in three aspects: worry-free, time-saving, and cost-saving. As of the end of the Reporting Period, "Xingyun" has served a total of 1.51 million customers.





Optimizing Customer Services

Being customer-centric, Lufax Holding actively constructs diversified communication channels to collect customers' opinions. We continuously optimize our products and services as well as the complaint handling process according to customer feedback. We consider improving customer satisfaction as a key driver for business development and are committed to providing customers with the best service and experience. During the Reporting Period, we received a total of 1,463 customer complaints, with an average of 4.5 complaints per 10,000 customer accounts, and a 100% complaint response rate.

Lufax Holding continues to advance the intelligent upgrade of services and optimize customer experience, focusing on the real needs of customers, building an "intelligent + proactive + closed-loop" full-cycle service system, and comprehensively improving service quality and customer satisfaction.





Intelligent Services Upgrade Across the Board, Creating a Highly Efficient and Convenient Customer Interaction Experience

We have comprehensively upgraded our intelligent service capabilities and launched the Smart Customer Service 3.0 system, deeply integrating DeepSeek large model technology to achieve a leap in complex intent recognition and accurate response capabilities. The intelligent resolution rate has increased to 88%, significantly reducing customer waiting times and repeated communication. The customer satisfaction rate has reached 85%, with improvements in both service response efficiency and problem-solving quality.



Building an Accompanying Service System to Achieve a Leap from "Passive Response" to "Proactive Service"

We have innovatively launched a full-cycle customer companion service model, implementing precise outreach to disconnected customers across channels such as mobile application ("APP"), public accounts, and WeCom, transforming passive inquiries into proactive services. By 2025, we have served 3.88 million customers cumulatively, reduced customer call inquiries by 0.84 million, significantly lowered service costs, and reshaped the customer experience.



Optimizing Service Process through Customer Feedback

We have established a regular monitoring mechanism for key touchpoint customer feedback, accurately identified more than 50 core service pain points, and coordinated multiple departments to implement 35 service optimization initiatives, achieving a closed-loop management of "discovery–feedback–improvement–verification". We also focused on optimizing the customer repayment process, tackling three major issues: payment limits, cumbersome procedures, and operational difficulties, which raised repayment satisfaction among existing customers to 80%.

In response to customer complaints, the Company has formulated the Measures for Management of Consumer Complaints according to relevant laws and regulations. The Measures refine the hierarchical management and follow-up mechanisms for complaints, and emergency management requirements for major complaints, as well as the specifications for complaint acceptance, handling, closure and data collection. Also, it further enriches the territorial management principle, informing process, avoidance mechanism and dispute resolution mechanism related to consumer complaint handling, to fully protect the legitimate rights and interests of consumers. Moreover, we offer more than 10 complaint acceptance channels such as the customer hotline, APP, WeCom and WeChat official account, achieving multi-platform coverage to ensure that customer complaints can be promptly and efficiently handles. To enhance the customer service experience, we have established an independent customer complaint review team. After receiving a consumer complaint, customer service personnel should contact the complainant within 4 working hours and promptly communicate with them and handle the case. If the complainant cannot be reached, contact attempts and tracking of the complaint should be maintained within the processing period. Complaint handling should be carried out according to five steps: case response, incident investigation, solution formulation, negotiation, and complaint notification. Customer service personnel should fully consider the impact of consumer complaint incidents on social stability, the reputation of the company and Ping An Group, and the protection of consumer rights, and make fair and impartial handling decisions in accordance with relevant laws and regulations and contractual agreements.



Lufax Holding's Complaint Handling Procedure



01 **Case Response**

The customer service should contact the customers within 4 working hours once the complaint is received to complete the preliminary verification and provide appropriate appeasement.



02 **Fact Finding**

After completing the recording of the complaint content, the customer service personnel should immediately initiate the investigation process, collect relevant evidence of the issue from the customer, and simultaneously coordinate with the relevant business departments to conduct a fact-check.



03 **Plan Development**

According to the fact-finding results, the customer service issues a handling plan, and difficult cases should be discussed with the team leader or customer service manager.



04 **Negotiation & Communication**

The customer service negotiates with the complainant and engages the third-party mediation in due course if necessary.



05 **Informing**

After the negotiation is completed, the customer service personal should formally inform the complainant of the case investigation result and handling plan within 5 days. If the case is complex, the time limit for informing shall not be later than 15 days.

Complaint Handling Channels

Traditional Channel

The company integrates human customer service and AI intelligent customer service resources, providing "AI + manual" round-the-clock service through customer service hotline, the official APP, WeCom and other channels, with a connection rate of 97.18%. Customer satisfaction has remained above 90% for three consecutive years, and service efficiency continues to improve.

Intelligent Channel

Intelligent customer service has been upgraded to version 3.0. By introducing DeepSeek large model technology, it enhances complex intention recognition and response capabilities, intelligently perceives customer emotions, and provides customers with a one-stop, personalized, human-like service solution. The intelligent customer service received 3.94 million customer inquiries throughout the year, and the resolution rate of the intelligent customer service increased to 88%.





Lufax Holding continues to deepen customer experience management, relying on intelligent tools and a multi-dimensional touchpoint network to build a satisfaction survey system covering the entire customer lifecycle. Through various digital means such as intelligent voice customer service, APP intelligent customer service, AI follow-ups, WeCom questionnaires, and public account questionnaires, it achieves real-time insight, precise analysis, and closed-loop optimization of customer feedback. By 2025, overall customer satisfaction rate has reached 85%.

Customer Satisfaction Survey for Online Consulting

For customers who complete services through hotline or app channels, we immediately send a satisfaction evaluation request right after the service ends, ensuring both "service closure" and "experience feedback" are completed simultaneously. If a customer rates their satisfaction as "unsatisfactory", an automatic mechanism triggers a follow-up inquiry to identify service weaknesses and drive improvements. This ensures that every customer's voice is addressed and resolved effectively.

Customer Satisfaction Survey on Successful Loan Disbursement

After a customer successfully receives the loan, we use a combination of methods such as AI intelligent follow-up, enterprise WeChat questionnaires, and manual follow-up to proactively inform them of key borrowing information. We also conduct satisfaction surveys to gather genuine feedback from customers regarding the product, application process, and sales services. By focusing on identifying potential compliance risks and experience gaps in the sales process, we can intervene proactively to prevent issues before they arise. This approach aims to transition our service from merely "completing the transaction" to "building trust."

Customer Satisfaction Survey on Successful Repayment

For customers who have successfully repaid their loans, we conduct dedicated post-loan service surveys to gain an in-depth understanding of their subjective experiences with the repayment process. We identify sensitive points in the collection process to promote civilized collection practices and flexible communication mechanisms. Furthermore, we also optimize repayment reminder strategies and channel preferences to enhance customers' sense of control and respect. These efforts aim to help build a responsible credit ecosystem and strengthen brand credibility.





Building a Quality Team

Employees are always the most valuable resource of Lufax Holding. We are committed to building a professional and talented team. We continue to optimize the performance evaluation, promotion mechanism and training system, and encourage employees to keep learning to achieve personal growth and self-worth. As a responsible employer, we provide comprehensive employee benefits and carry out diversified cultural and sports activities, to help them stay physically and mentally healthy and enrich their lives. Moreover, we take practical actions to create a harmonious workplace and a broad career development platform for employees. As of 31 December 2025, Lufax Holding had 33,163 full-time employees, of which 1,215 were minoritizes.



Recruitment and Diversity

At Lufax Holding, we follow the "merit-based selection process that matches the right talent to the right roles and post openings internally first", strictly abide by the requirements of the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China and other laws and regulations, and formulate standard recruitment procedures. We have formulated a formal talent development strategy. Based on the Company's development needs and talent structure planning, we launch both internal and external recruiting processes to actively expand the talent pool and continuously improve the talent structure. We leverage internal and external resources such as our official website and headhunters to conduct recruitment. We place significant emphasis on internal channels like employee referrals and also implement specialized channels such as campus recruitment events, management trainee programs, and corporate-university collaborations to attract and retain outstanding practical talent for the Company.

We have clarified competency-based job requirements and follow standard procedures with the "Ping An People" digital system adopted as appropriate to proceed with the recruitment and hiring process including interviews, examinations and assessments. Moreover, our candidates will be assessed from many aspects, such as their personal character, quality, experience, potential and values. In addition, we strictly check the background of applicants, so that recruiting involuntary workers or minors can be avoided, and we also have zero tolerance for any form of child labor or forced labor. During the Reporting Period, we did not violate any child or forced labor regulations.

At Lufax Holding, we always follow an equal and fair recruitment process. We standardize the criteria, and eliminate all forms of prejudice and discrimination. All candidates are treated equally regardless of age, ethnicity, religious beliefs, geography, family status or gender. We require all subsidiaries to comply with all internal recruitment policies and require all recruiters to be assessed for compliance. Moreover, we strictly prohibit discriminatory job advertisements. Each subsidiary should conduct monthly self-review of its recruitment advertisements, and headquarters will conduct regular spot checks. Any violations found will be penalized according to the performance evaluation requirements.

Employee Development and Care

Lufax Holding strives to establish a sound performance and training system that provides employees with diversified learning resources and extensive growth opportunities, which can help employees grow personally while reserving talent resources for our steady development. We also attach great importance to employee welfare and care initiatives. In addition to providing competitive salaries, we offer a variety of benefits and activities to protect the physical and mental health of employees. In this way, we create a safe, healthy, and joyful work environment for employees to maximize their potential and achieve mutual growth for both the individual and the Company.

Performance and Promotion

Based on the principle of "strategy-driven, result-oriented and internal competition", we regularly conduct multi-dimensional performance appraisals to ensure the rationality and fairness of performance and promotion.

We have formulated a clear performance appraisal plan. The employees of the Company should submit their annual work plans in the "Ping An People" system at the beginning of each year, including annual work plan, annual key KPI and critical projects, which are reviewed and confirmed by their direct supervisors in the system. New employees are required to complete the annual work plan within three months after onboarding.

After confirming the annual work plan, employees need to submit a monthly summary of the previous month at the beginning of each month, and the evaluators will assess and score the completion of the plan.

The Company conducts comprehensive performance evaluations in the middle and at the end of the year, and evaluates the employees' annual performance through talks, interviews, and 360° evaluations. Evaluators then upload the evaluation results to the "Ping An People" system, and the company confirms the promotion list based on the evaluation result.



Talent Cultivation

Lufax Holding places great importance on the cultivation and development of its talent team and is committed to improving the full-cycle talent development system. We continue to enrich talent cultivation programs to cover the development needs of employees at all levels. In this way, we deeply stimulate employees' intrinsic potential, and systematically build an efficient talent pipeline to lay a solid foundation for our long-term high-quality development.

The Talent Pool Program

Talent Pool Middle-level

Focus on outstanding middle-level management team, build a reserve talent pool for middle management through a scientific and systematic identification mechanism and targeted training strategies.

Talent Pool Grassroots-level

Focus on outstanding grassroots talents of the headquarters, directors of institutions and urban customer centers, identify and develop grassroots talents, and reserve suitable talent resources for the deputy positions of institutions.

Talent Pool Backbone-level

Focus on front departmental managers and back-office managers, carry out a systematic mechanism for uncovering, selecting, cultivating, and appointing potential talent.

We provide diversified training programs for employees at different levels to comprehensively enhance their professional skills and overall quality, continuously providing strong talent support for the Company.

New Employee Training

We have created an "online + offline" training system and exclusive training courses for new employees at all levels. Courses include the strategic culture, general and specific skills to meet their learning demands. The online system is automatically pushed through the learning platform, covering all new employees. And the offline training camps provide personalized assistance based on job requirements to improve their job suitability and help new employees adapt to their jobs quickly.

Leadership Specialized Empowerment Training

We established and continuously improved a specialized empowerment and development mechanism for employees at all levels. Based on the Company's strategy and business transformation direction, we continue to consolidate the capacity building of leaders. To further broaden the macroeconomic perspectives of middle-level management, enhance their managerial skills, and deepen their understanding of government and party strategies, Lufax Holding has partnered with Peking University to launch a middle-management capability enhancement program. We invite industry experts and scholars to provide lectures, training sessions, and discussions. Through case studies, policy interpretations, and company visits, we aim to comprehensively enhance the comprehensive business management capabilities of our leaders.

Specific Career Development Training Program

We continuously improve our professional line training system, focusing on professional lines such as sales, post-loan, consumer protection, and technology, and enhance the talent training and development system. We aim to refine our talent development and growth systems, summarize internal best practices, develop a professional instructor team, and introduce high-quality external course resources. This will help us continuously strengthen professional capabilities and skills, and foster a learning environment that promotes skill enhancement. Additionally, we fully utilize the online learning platform ZhiNiao, innovatively applying AI technologies and tools to provide a wide range of training courses for all employees, thereby enhancing their professional skills. This year, the Zhiniao platform has newly developed more than 1,000 online courses, held over 6,500 offline training sessions, and the total number of online course participants throughout the year reached 3 million.

To motivate all employees to improve their professional skills, we have formulated the Employee External Professional Examination Certification Management Plan, which clearly stipulates the scope and reimbursement process for employees to obtain relevant credentials. We actively encourage all employees to obtain certificates related to the professional skills required for their positions and reimburse the examination expenses for eligible employees. The measures cover a wide range of certificate types, including CFA, FRM, CPA and PMP, which can fully satisfy the diversified learning demands and career development goals of employees.



About this Report
Introduction to Lufax Holding
Message from Chairman
2025 Performance Highlights
Sustainable Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Remuneration and Benefits

Lufax Holding has formulated the Remuneration Management System to continuously optimize the comprehensive remuneration system. At Lufax Holding, we provide our employees with competitive remuneration and have set up a remuneration structure consisting of fixed salaries, performance bonuses and long-term incentives for all employees (including non-management positions and non-sales personnel). Compensation is adjusted annually as appropriate based on employee performance and the fulfillment of individual performance targets.

To maximize employee engagement and enthusiasm, we keep optimizing and innovating incentive schemes and diversifying relevant mechanisms based on the existing programs. We have designed an employee stock ownership plan for executives and core employees, including two incentive measures - stock options and a performance-for-stock plan. The plan combines the objectives of core employees with the Company's long-term goals and interests, thereby encouraging employees to focus on and support the Company's long-term development through hard work. We have granted equity to more than 1,200 employees, of which 25% are executives, with executives receiving 75% of the grants, and performance-based grants accounting for nearly 70%. Additionally, to achieve robust operations and risk control, we have also set up a bonus deferral mechanism for senior management and risk-related roles. For senior executives, if compliance issues, serious dereliction of duty or significant risk issues are found, the Company will defer their incentive bonus under the one-vote veto system.

Employee Care

Lufax Holding places great emphasis on employee health and welfare, providing comprehensive benefits to our employees. In addition to the standard five social insurances and the housing provident fund, we offer a range of insurance options, including medical, critical illness, accidental injury, and life insurance, to ensure adequate health coverage. We also organize annual health check-ups and maintain health records for our employees to help them track their health status and manage their well-being effectively. Additionally, we also provide various benefits to all employees, such as cash in holidays, return-to-work red packets after spring festival, birthday allowances, and annuities. Moreover, we provide additional annual leaves for employees who have been with the Company for five to ten years, in recognition of their hard work.

Extensive Employee Benefits：


Insurance Guarantee
Medical insurance, Pension insurance, Work injury insurance、Unemployment insurance, Maternity insurance, Additional commercial insurance
Holiday Gifts
Birthday gifts, Seasonal festival gift package
Employee Housing
Housing provident fund
Health and Safety
Annual health checkups, Professional health consultation, Paid sick leave, Health archive
Employee Care
Marriage leave, Prenatal check-up leave, Maternity leave, Paternity leave
Leisure and Entertainment
Pantry, Employee club
Special Activities
Festival activities, Company celebrations
Exclusive Benefits
Meal subsidy, Traffic subsidy, Return-to-work red packets after spring festival, Social gathering, Welfare annual leave, Holiday afternoon tea, Holiday benefits



We strive to build a happy and harmonious workplace, and inject vitality into our employees by organizing diversified employee activities. Our trade union actively builds sports clubs and invites employees good at certain fields to participate in the club and various trade union sports competitions. Furthermore, we enhance club activities through online check-ins and interactive point systems, making our club activities both cost-effective and highly impactful.

We always adhere to the management philosophy of "people-oriented", placing employees' health and safety as our top priority. In 2025, we built a comprehensive, multi-level health protection system. In terms of physical health management, based on annual health check-ups for all employees in previous years, we optimized the appointment and reminder mechanisms, further improving the coverage and convenience of check-ups, with the attendance rate increasing to 83%, strengthening the defense against diseases through "early detection, early diagnosis, and early treatment". To alleviate the daily work pressure of our employees and improve their suboptimal health conditions, the company has introduced a variety of midday relaxation activities. We regularly organize professional massage and physiotherapy services, conduct health lectures and report interpretations, distribute fitness vouchers, and promote Employee Assistance Program ("EAP")mental health courses. These initiatives aim to prevent health risks, relieve work stress, and ensure that employees can maintain a good state of mind and body while working. We encourage employees to take time to relax during their busy schedules.

We focus on the investigation of potential safety hazards in the workplace, and have revised the Workplace Safety and Security Policy and the Duty Management Policy to standardize the workplace safety management process. The Company regularly conducts production safety campaigns and workplace fire drills and training to raise the safety awareness of all employees. In 2025, the headquarters office carried out multiple safety production campaigns and strengthened workplace safety inspections during holidays, replacing fire extinguishers that were nearing expiration. A nationwide initiative to self-inspect and rectify fire safety hazards was launched, identifying and addressing 199 fire safety issues. Given the increased travel and heightened safety risks during holidays, all units were required to enhance their safety work deployments, risk assessments, and duty requirements during these periods. This ensured zero safety incidents throughout the year.

In 2025, we actively cooperated with property management to complete the annual fire inspection of the entire building. Representatives from various departments participated actively in the headquarters' workplace fire safety lectures. The headquarters provided guidance on potential fire hazards and remedial measures that may exist in both the workplace and daily home life. Various institutions collaborated with the district fire department to analyze and explain real workplace fire cases, increasing employees' awareness of fire safety and their ability to respond to fires, particularly focusing on how to handle fires caused by new energy batteries. Additionally, the institutions actively conducted fire safety promotions and drills, holding a total of 934 safety knowledge promotion activities, 120 training sessions, and 79 emergency drills throughout the year, effectively enhancing employees' safety awareness and escape skills.

Throughout the year, the institutions carried out

934
safety knowledge promotion activities

120
training sessions

79
emergency drills





03

More Reliable Finance

Lufax Holding adheres to operating with integrity and honesty, and integrates ESG concepts into corporate management with a responsible philosophy. We consistently strengthen risk management and constantly improve the level of corporate governance, aiming to promote long-term and sustainable development of the Company. We always put customers at the center, build a comprehensive consumer rights protection system throughout the entire process, and establish a sound information security mechanism to ensure that customer privacy data is not leaked, fully safeguarding consumers' rights to be informed, to make independent choices, and other rights.

Performance Highlights

- As of the end of the Reporting Period，the Company carried out a total of **802** Party discipline activities, **530** integrity education activities and achieved **100%** coverage of anti-corruption training for employees.
- A total of **1,031** consumer protection publicity activities have been carried out, covering more than **0.23 million** people. A total of **1,032** financial education activities have been carried out, covering over **25.46 million** people.
- All information security management systems have successfully obtained ISO/IEC 27001: 2022 Information Security Management System certification, achieving **100%** certification coverage for all business-related systems.

Responding to the following SDGs in this section:


12
RESPONSIBLE CONSUMPTION AND PRODUCTION

16
PEACE, JUSTICE AND STRONG INSTITUTIONS



Consolidating Governance Foundation

Effective corporate governance structure and well-functioning risk management mechanism are critical to ensuring the fairness and reasonableness of the Company's decision-making as well as the sustainability of its business. Also, the sound corporate governance serves as the basis for promoting and implementing sustainable development strategies and addressing material ESG issues.

Corporate Governance

Lufax Holding conducts business in strict accordance with the Company Law of the People's Republic of China, the Company Act of Cayman Islands, the Listing Rules and the Corporate Governance Code of Hong Kong Stock Exchange, the Sarbanes-Oxley Act of 2002 of the U.S. Securities and Exchange Commission and relevant regulations of the New York Stock Exchange. Besides, the Company has established a governance framework with well-defined authorities and responsibilities, contributing to regulated, robust and efficient corporate governance practices.

The Company understands that a diversified Board structure facilitates better decision making and drives business innovation and growth. This year, we formulated and implemented the Board Diversity Policy to clarify the basic principle of diversity in Board membership. In doing so, we are able to appoint a diverse board and achieve an appropriate balance in terms of gender, age, skills, cultural and educational background, professional qualifications and industry experience. This approach ensures the building of a more effective and well-regulated Board of Directors. Meanwhile, in assessing and selecting potential candidates for Board members, the Nomination and Remuneration Committee under the Board gives due consideration to the requirements of the Board Diversity Policy. The Committee reviews the implementation of the policy on an annual basis. As of the end of the Reporting Period, Lufax Holding's Board of Directors had 9 directors, including 2 executive directors, 3 non-executive directors (including 1 female director) and 4 independent non-executive directors (including 1 female director).

Four committees are set up under the Board of Lufax Holding, namely Audit Committee, Nomination and Remuneration Committee, Consumer Protection and ESG Committee, and Risk Control and Compliance Committee. They are responsible for supervision, decision-making suggestions and consultations within specific scopes. All the committees operate in accordance with internal rules, such as the Charter of the Nomination and Remuneration Committee, Charter of the Audit Committee and Code of Business Conduct and Ethics. Moreover, they abide by the Company's policies and major strategic directions to effectively fulfill their roles in supervision and management, ensuring the robust operation of the Company.


Lufax Holding's Board of Directors
Audit Committee
Nomination and Remuneration Committee
Risk Control and Compliance Committee
Consumer Protection and ESG Committee
Chairman: Mr.Koon Wing Ernest IP
Member: Mr.Siu Hong CHENG, Ms. Wai Ping Tina LEE
Chairman: Mr. Dicky Peter YIP
Member: Ms.Fangfang CAI, Ms. Wai Ping Tina LEE
Chairman: Mr.Shibang GUO
Member: Mr.Siu Hong CHENG, Mr.Xiang JI
Chairman: Mr. Dicky Peter YIP
Member: Mr. Shibang GUO, Mr.Xiang JI

Additionally, the Company actively provides training to all Board members in a variety of areas, including compliance management, risk control, anti-corruption, anti-money laundering, information security, climate disclosure and sustainable finance.



Risk Management

At Lufax Holding, we prioritize corporate risk control and improve our risk management systems and procedures. Guided by the overall strategic development goals, it takes risk governance as the foundation and leverages risk quantification, monitoring tools, and risk performance assessment as the main means to implement risk management throughout business operations, laying the foundation and providing assurance for the company's high-quality and stable development.

We have established and updated the Comprehensive Risk Management Regulations (2025 Revision) to strengthen our comprehensive risk management system, clarify the principles of risk management, improve management mechanisms, and enhance management levels, ensuring the continuous and stable development of our business. We have also introduced the Risk Control and Compliance Execution Committee Work Management Measures to ensure the effective operation and full performance of the Lufax Holding Risk Management Execution Committee within the authorized scope granted by the Board-Level Risk Control and Compliance Management Committee.

Drawing on years of experience in risk management[1], our Board members provide actionable advice on risk management decision from a forward-looking perspective. At the same time, we have established a Risk Control and Compliance Committee under the Board, and a Risk Control and Compliance Executive Committee under the former Committee, thereby achieving all-round risk management in the Company that covers all the risks, lines, businesses, processes and employees.

Additionally, the company has appointed a Chief Risk Officer ("CRO") who serves as the head of the Risk Control and Compliance Executive Committee and is fully responsible for the effectiveness of the company's comprehensive risk management and the success or failure of risk control. The company has also established various executive officers responsible for the management of different types of risks, who are accountable for the effectiveness and implementation of the risk management systems under their jurisdiction. The secretariat of the Risk Control and Compliance Executive Committee is under the company's Risk Management Department. This department acts as the central coordinating body for the company's comprehensive risk management, responsible for organizing, promoting, and coordinating the day-to-day activities of the company's comprehensive risk management efforts.

Level	Responsibility
Board of Directors	The highest decision-making body in terms of risk management and is responsible for the effectiveness of all-round risk management.
Board-level Risk Control and Compliance Committee	Responsible for carrying out related work within the scope authorized by the Board of Directors, discussing relevant matters, studying major issues and important decisions, and providing opinions and suggestions to the Board of Directors.
Risk Control and Compliance Executive Committee	Responsible for the Company's overall risk management decisions and execution.
Risk Management Department (The Secretariat of the Risk Control and Compliance Executive Committee)	As the leading department coordinating the company's enterprise risk management, it is responsible for organizing, promoting, and coordinating the company's daily enterprise risk management work.
All employees	Employees from all functional departments in close collaboration to promote the establishment of a systematic, standard and efficient risk management mechanism.

LUFAX HOLDING


Lufax Holding Board-Level Risk Control and Compliance Committee
Risk Control and Compliance Executive Committee (The director is the CRO)
Secretariat (Lufax Holding Risk Management Department)
Planning Department
Risk Management Department
Legal Compliance Department
Capital Department
Brand Management Office
Consumer Protection Department
Technology Center

To comprehensively implement and enforce risk management in business operations and clarify risk management responsibilities, the company has established a risk management system centered on the "Three-Lines of Defense" to effectively prevent and identify potential risks, ensuring the company's stable operations and sustainable development.



"Three-Lines of Defense" for Risk Management at Lufax Holding

First Line of Defense

- Composed of business departments and is responsible for identifying, assessing, responding to, monitoring and reporting risks in the front end of business.

Second Line of Defense

- Composed of the Board-Level Risk Control and Compliance Committee, Risk Control and Compliance Executive Committee as well as Risk Management Department, and is responsible for the comprehensive coordination in formulating various risk systems, standards, and limits, and for providing response recommendations.

Third Line of Defense

- Composed of the Board-Level Audit Committee and the Internal Audit Department and is responsible for supervising the existing risk management process, risk control procedures and activities within the Company.

This year, we further improved our all-round risk management system by categorizing risks into 10 major categories and assigning them to relevant departments for specialized management. Meanwhile, in the course of risk identification, we assessed ESG-related risks and incorporated them into our all-round risk management system. For instance, the risks related to consumer information security and privacy protection were included into the information security risk, those related to procurement and employees were included into the operational risk, those related to anti-corruption and anti-money laundering were included into the compliance risk and risk of money laundering, and those related to IT disaster recovery caused by extreme climate conditions were included into operational risks.



All-round Risk Management System of Lufax Holding

All-round risk management	Strategic risk	Credit risk	Legal and compliance risk	Operational risk	Related party transaction risk	Information technology risk	Reputation risk	Consumer protection risk	Liquidity risk	Capital risk
Major risks	Strategic risk	Credit risk	Legal compliance risk	Operational risk	Related party transaction risk	Information technology risk	Brand reputation risk	Consumer protection risk	Liquidity risk	Capital risk
Responsible departments	Planning Department	Risk Management Department	Legal Compliance Department			Technology Center	Brand Management Office	Consumer Protection Department	Capital Department	





To further improve the business risk management, we have made the following planning:

Sales Quality Control

- We inspect the implementation of the pre-loan "4+4" standard by sales personnel, record sales activities in system, and carry out real-time verification through data and information technology.

Optimization of the Risk Control Model

- We strengthen the risk identification and assessment management of high-risk customers, and enrich customer labels by including transaction-related data that reflect the borrower's cash flow status, such as account statement, to optimize the risk control model.

Anti-fraud System Construction

- An anti-fraud management system covering the entire process of both new accounts and existing accounts has been established. Through more than 20 types of clue detection, it has achieved fund release interception for accounts under application and early warning for existing accounts.

Differentiated Regional Management of Housing Mortgage

- Based on the real estate market trends and property value assessment in various regions, we established differentiated risk access and control strategies adapted to local economic development, and granted institutions risk decision-making authority with different quota scopes. This aims to reasonably control credit risks while fully exploring business opportunities.

Furthermore, we emphasize cultivating employees' awareness of risk management and provide risk management training to all employees through a combination of online and offline methods.


Compulsory Courses for All Employees

- We provide compulsory courses on risk management for all employees on the Zhiniao platform, followed by assessments. These courses cover legal, regulatory and supervisory requirements for all-round risk management, responsibilities of relevant functional departments, the risk appetite system and other contents.


Exchanged and Seminars on Risk Control

- We regularly organize offline exchanges and seminars on risk control for employees from the Risk Management Department, covering risk control policies, all-round risk management system, etc.


Publicity Activities on Risk Control

- We send the risk control promotion materials to all employees via email on a weekly basis. The promotion materials include updates on risk control policies, early warnings on industry risks and bond default risks.



Business Practices

Compliance Management

Lufax Holding always adheres to the principle of compliant operation. We strictly abide by the requirements of relevant laws and regulations in the countries and regions where we operate, such as compliant operation, information protection, occupational health, and environmental protection.

Update and Revision of Lufax Holding's Compliance Holdings



Primary Policies

- Internal Control Management Policy
- Authorization Management Policy
- Anti-Fraud Policy
- Employee Conflict of Interest Management Policy
- Operational Risk Management Policy



Secondary Policies

- Criminal Case Risk Prevention and Control Management Measures
- Management Measures of Related Party Transactions
- Compliance Assessment Management Measures



Tertiary Policies

- Detailed Rules for Disciplinary Actions Against Violating Personnel





We have established a compliance management structure with well-defined responsibilities. According to the structure, an Internal Control Team, a Legal Team, a Compliance Office and a Policy Research Office have been established under the Legal Compliance Department. Each team is responsible for different priorities on compliance management, jointly ensuring the sound and compliant operation.

Compliance Management Structure of Lufax Holding

Internal Control Team	Legal Team	Compliance Office	Policy Research Office
• Responsible for reporting major operational risk events, collecting loss data, assessing internal control management, and tracking key risk indicators.	• Responsible for litigation management, litigation guidance, internal legal consulting, and legal review.	• Responsible for compliance review, data compliance governance, policy management, and anti-money laundering.	• Responsible for interpreting the latest policies related to business operation, managing related transaction, and carrying out policy-related research based on the latest corporate strategy.

Additionally, we always pay attention to the updates of laws and regulations. During the Reporting Period, the Policy Research Office under the Legal Compliance Department interpreted 40 major policies related to core businesses. The office also analyzed the gap between new policies and the Company's current situation, implemented rectification plans, and organized the outcome acceptance. In 2025, we interpreted the following ESG-related policies:

Four policies related to consumer protection

- Notice from Financial Regulatory Administration on Boosting Financial Support for Consumption Notice from Financial Regulatory Administration on Strengthening the Management of Commercial Banks' Internet Loan Assistance Business and Improving the Quality and Efficiency of Financial Services Supervisory Rating Rules for Financial Consumer Protection of Financial Institutions from Financial Regulatory Administration Notice by the People's Bank of China Regarding the Relevant Arrangements for Implementing the One-off Credit Restoration Policy

One policy related to support for small and micro enterprises

- Notice from Financial Regulatory Administration on Doing a Good Job in Financial Services for Small and Micro Enterprises in 2025

To enhance employees' compliance awareness, we carry out a variety of compliance training and publicity through online training platform, offline exchanges and targeted emails at regular intervals. During the Reporting Period, Lufax Holding has conducted a total of 53 compliance publicity sessions and 7 compliance training programs. In September, we held a special promotional event themed "Embedding Compliance in Our Hearts, Enacting Compliance in Our Actions" as part of our Compliance Culture Month. Through activities such as expert live streams, training courses, and knowledge competitions, we further reinforced compliance awareness among all employees. During the Compliance Culture Month, we invited lawyers from renowned external law firms to provide in-depth explanations on key issues related to personal information protection and customer rights protection in the credit guarantee sector. The live training session was conducted both online and offline, with a total of over 3,000 participants.





Related Party Transactions Management

Lufax places high emphasis on related party transactions management and fully acts on the laws and regulations. We have established an ex-ante, in-event and ex-post management mechanism for related party transactions for comprehensive and effective management and monitoring. During the Reporting Period, we held 5 meetings of the Related Party Transactions Committee and deliberated 16 proposals.

Ex-ante

Establish mechanisms for managing related party transaction budgets and approving special quota.

In-event

Review/Deliberate each related party transaction based on the approval for general and major related party transactions.

Ex-post

Summarize quarterly statistics of the actual related party transactions.

Shareholders' Meeting and Board of Directors Level

New York Stock Exchange Listing Rules

- Lufax Holding Board-Level Audit Committee → Reviewing related party transactions, expressing opinions Reviewing related party transactions budget

Hong Kong Stock Exchange Listing Rules

- Shareholders' Meeting → Approving related party transactions matters
- Independent Board of Directors' Committee, Lufax Holding Board-Level Audit Committee → Provide shareholders' opinions on related party transactions matters

Company Management Level

Related Party Transactions Management Office

Related Party Transactions Committee →
- Express opinions on connected transactions submitted to the Audit Committee and the Executive Committee for review
- Review related party information
- Coordinate the management of connected transactions

Legal Compliance Department | Finance Department | Board Office | Capital Department | Planning Department | Office



Business Ethics

Lufax always upholds the core value of integrity and fairness in business operations. Board-level Risk Control and Compliance Committee supervises the business ethics management. We strictly comply with the Anti-Corruption Law of the People's Republic of China, the U.S. Foreign Corrupt Practices Act and other applicable laws and regulations in the places where we operate. We have developed and implemented the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. Such efforts reflect our firm opposition to behaviors violating business ethics, such as corruption, bribery and money laundering. Meanwhile, the Audit and Supervision Department audits the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. at least every three years. The department regularly reports to the Board-level Audit Committee on the issues identified by the audits, which cover all operations of Lufax Holding.

Code of Business Conduct

Lufax pays attention to the impact of business ethics on the Company, shareholders, customers, employees, partners and other stakeholders. In strict compliance with laws and regulations of various industries and regions, we contribute to creating a stable, safe, just and equitable financial market environment.

Employee Code of Business Conduct

The Company specifies the "5 norms"[1] and "12 prohibitions"[2], emphasizing the "bottom line of compliance" and the "red line of conduct". By regulating employees' business conduct, we prevent the occurrence of unlawful, illegal and undisciplined behaviors.

Anti-corruption and anti-bribery

The Company cracks down on all types of commercial bribery and corruption, including commercial bribery for any purpose such as seeking a competitive advantage or obtaining business opportunities. We established and implemented the Management Measures for Developing a Clean and Honest Financial Culture and the Prohibition, Instruction and Warning Punishment System. We aim to integrate a clean financial culture into all aspects of business development and further strengthen the integrity supervision mechanism and improve the punishment system. During the Reporting Period, we also continued to improve the three-tier system of anti-corruption defense lines.

First Line of Defense

- Basic Management Measures for Business Personnel Basic Management Measures for Channel Frontline Personnel

Second Line of Defense

- Expenses Management Measures Employee Handbook

Third Line of Defense

- Prohibition, Instruction and Warning Punishment System Code of Conduct on Anti-Bribery and Anti-Corruption Regulations for Internal Audit on Anti-Money Laundering

[1] The "5 norms" specify the code of conduct for safeguarding the Company's rights and interests, including consumer rights and interests protection, compliance with laws and regulations, commercial secret keeping, honesty and integrity, and performance of duties.

[2] The "12 prohibitions" include major offenses such as criminal offenses, insider trading, sales violations, bribery, abuse of power for personal gains, malpractice, benefit transfer, secret leakage, infringement of reputation, system sabotage, and sexual harassment. In addition, the prohibitions cover internal disciplinary offenses such as violations against the rules on remuneration management or allocation, fraudulent attendance, and the provision of and assistance in the provision of materials for fraudulent attendance.

Anti-Money Laundering and Anti-Terrorist Financing

We have formulated and implemented the policies on anti-money laundering and customer information identification, such as the Anti-Money Laundering Management Measures, the Management Guide for Monitoring Anti-Money Laundering List and Compliant Sanction, the Anti-Money Laundering and Anti-Terrorist Financing Management Policy and the Management Guide for Suspicious Transaction Reporting. Meanwhile, an Anti-Money Laundering Team has been set up to lead and coordinate relevant work. We use the Ping An Shield system to carry out anti-money laundering work, such as compliance list screening, customer due diligence, customer money laundering risk rating, and alert investigation. In addition, we also impose controls such as due diligence and account freezing for blacklisted customers and prohibit relationships with customers identified on terrorism-related and other high-risk lists.

Anti-Monopoly and Fair Trading

At Lufax Holding, we comply with anti-monopoly laws and regulations in business operation and conduct impartial evaluations to review the legality and compliance of business transactions such as mergers and acquisitions. We establish an effective mechanism for monitoring and implementing anti-monopoly activities to supervise various departments in improving their internal control measures and risk control mechanisms. Moreover, we ensure that donations and support do not undermine the fairness of business competition by strictly managing charitable donations and sponsorship. We pledge not to establish a monopolistic alliance or interest group with large-scale market competitors, nor to set predatory pricing as a strategy due to our large market share.

Fair Procurement

The Company strictly observes the Ping An Group's Policy Statement on Sustainable Supply Chains, the Detailed Measures for Management of Procurement Business Suppliers and other regulations. We adhere to the principle of openness, fairness, justice and efficiency throughout bidding, bid opening and evaluation, and complaint handling, and accept supervision from suppliers and customers.

Employee Rights and Interests Protection

We respect our employees and prioritize the protection of their legitimate rights and interests. We eliminate inequalities due to gender, geography, age and other attributes in employee recruitment, remuneration and benefits, training and development, and promotion. Besides, we prohibit the use of child labor and forced labor.

Petitions and Complaints Management

We hold the attitude of zero tolerance on business ethics violations. We have established smooth reporting channels, encouraging all employees, suppliers and other stakeholders to report any potential or existing business ethics violations through official website, mail, letter, hotline and others. Meanwhile, we have formulated the Public Complaints and Proposals Management Regulations. It clearly specifies that the personal information of whistle-blower, reporting and denunciation materials, as well as other relevant information shall not be disclosed, to protect the whistle-blowers. In practice, the audit personnel desensitize original materials and create a reporting file. Any reporting file must be strictly audited before sending out, and must be followed up and supervised by dedicated personnel afterward. During the Reporting Period, the Company was not involved in any litigation related to business ethics.

Business Ethics Training

The company attaches great importance to and promotes the culture of integrity and probity, thoroughly implements the work requirements of strictly governing the Party and combating corruption and advocating integrity, and integrates the probity culture into daily business management. In 2025, we organized more than a thousand internal training sessions on business ethics. Additionally, each branch and department conducted various forms of training, both online and offline, centered around the theme of compliant operations, achieving 100% coverage of business ethics training for all employees. We promoted integrity culture throughout the workplace by integrating it into the office environment, business processes, and employee conduct guidelines. We also conducted 17 targeted guidance and supervision sessions, focusing on strengthening the compliance awareness of key personnel and promoting the integration of business ethics requirements throughout the entire business management process.

In 2025, we fully launched the special action to implement the spirit of the eight-point decision and promote "Strengthening Style and Treating Chronic Illnesses" with on current investigation and rectification of corruption and conduct issues. This initiative aims to deepen the coordinated governance of the "Four Winds" and corruption problems, promoting the deep integration of party work and business operations. During the launch phase, we held 108 promotional meetings and distributed 7,925 sets of thematic materials to create a strong rectification atmosphere. During the Reporting Period, we conducted 802 Party disciplinary education activities and 530 integrity education activities to strengthen employees' awareness of integrity and standardize compliant business practices, fostering a clean and upright working environment. During the implementation of this special action, Lufax Holding incorporated style issues into the supervisory system, establishing a comprehensive online and offline supervision network. We utilized various supervision methods to precisely address chronic problems and their evolving forms, leading to the establishment of 13 new optimized systems and improvements to 15 processes.

During the Reporting Period, we carried out

530 integrity education activities

802 Party discipline activities

Anti-corruption trainings covered

100% of our employees





Party Discipline Education at Shanghai Qingpu Prison

On 8 May, a total of 35 representatives including members of the Party committee leadership, branch secretaries, and Party member representatives visited the Qingpu Prison in Shanghai to conduct a special Party discipline education activity. Through diverse forms such as on-site visits, case studies, and interactive exchanges, participants deeply understood the seriousness of the disciplinary "red line" and effectively strengthened their awareness of integrity in professional conduct and their ability to resist corruption.



"Blue Whale Enterprise Protection Workstation" Compliance Training Session

On 25 September, Lufax Holding collaborated with other specialized companies to invite officers from the "Blue Whale Enterprise Protection Workstation" of the Shanghai Public Security Bureau for an on-site lecture. Over 100 management executives and employee representatives participated in the training. The session focused on core content such as the analysis of typical cases of occupational crimes and the prevention of integrity risks in procurement processes. Through a tiered and categorized implementation approach, the training effectively reinforced compliance awareness among key personnel.



Intellectual Property Rights Protection

Lufax Holding prioritizes the protection and management of online and offline intellectual property rights at home and abroad. We strictly comply with the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China and other relevant laws, regulations and normative documents applicable in where we operate. We have established internal regulations such as the Management and Protection Measures for Intellectual Property Rights, the Management Measures for the Protection of Trademark Rights and the Management Measures for Patent Protection. These regulations have clarified the framework and duties of intellectual property protection, expense management of intellectual property, management of intellectual property projects, etc. By the end of the Reporting Period, the Company had obtained a total of 619 authorized patents and 289 copyrights, including 276 software copyrights and 13 work copyrights, and a total of 773 registered trademarks cumulatively.

By the end of the Reporting Period,

The Company had obtained a total of **619** authorized patents

289 copyrights

including **276** software copyrights

13 work copyrights

and a total of **773** registered trademarks cumulatively

Protecting Our Intellectual Property Rights

With a focus on protecting innovative achievements, we practice in accordance with the requirements of intellectual property laws and regulations. We have established comprehensive management measures and mechanisms for patent application, trademark registration, litigation and rights protection, aiming to effectively safeguard our legitimate rights and interests.

Respecting Others' Intellectual Property Rights

We respect the intellectual property achievements of others, and strictly prohibit employees from infringing upon intellectual property rights. Moreover, we have established an advocacy mechanism for intellectual property rights, through which we are able to carry out various forms of training and promotions on intellectual property rights on a regular or irregular basis.

Besides, we hold regular promotion events on intellectual property rights for employees to enhance their awareness of compliance with and protection of such rights.




LUFAX
HOLDING

About this Report
Introduction to Lufax Holding
Message from Chairman
2025 Performance Highlights
Sustainable Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Redoubling Efforts to Protect Financial Consumers

Financial consumers are an important driving force for the sustained and sound development of the financial industry. As strengthening the protection of their rights and interests can prevent and resolve financial risks efficiently, it is of great significance in enhancing the confidence of financial consumers and maintaining financial security and stability. Adhering to the mission of "finance for people", Lufax Holding improves the mechanism for protecting the rights and interests of financial consumers, optimizes the internal training system in this regard, and safeguards their property and the legitimate rights and interests, such as the right to know and the right to fair trade. At the same time, we join forces with local institutions to publicize financial knowledge among consumers, to improve their financial risk awareness and safeguard their assets.

Safeguarding Consumer Rights and Interests

Upholding the operational principle of "protecting consumer rights and interests and being consumer-centric", Lufax Holding regards "protecting the legitimate rights and interests of consumers" as one of the core drivers for its strategic development. The Company continues to improve the overarching mechanism of consumer rights protection, establish a comprehensive internal training mechanism, and create a whole-process system for consumer rights and interests protection, to effectively safeguard the legitimate rights and interests of consumers.

Well-Established Top-Level Design

We strictly observe the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, and other relevant laws, regulations, and national or industry standards where we operate. We also keep improving 8 policies on consumer protection, including the Policy on Review of Consumer Rights and Interests Protection, the Policy on Information Disclosure of Consumer Rights and Interests Protection, the Methods for the Management of Consumer Rights Protection and the Policy on Assessment of Consumer Rights and Interests Protection. We are committed to ensuring that the entire end-to-end process is governed by established rules and systems, standardizing operational mechanisms and business practices to comprehensively safeguard consumer rights.

The Company has established a Board-Level Consumer Protection and ESG Committee. Under the board-level committee, we have set up a Consumer Protection Management Committee, which is responsible for developing and improving the policy system and management framework for consumer rights protection of Lufax Holding, and regularly reporting to the Board-Level Consumer Protection and ESG Committee. The Company has established a Consumer Rights Protection Department, which takes the lead in organizing and implementing the various requirements on consumer rights protection work set by its Consumer Protection Management Committee, and organizes, coordinates, supervises and guides member companies in conducting consumer rights protection work. Each member company, as an independent legal entity responsible for consumer rights protection management, shall integrate consumer rights protection into corporate governance, corporate culture development and business development strategies, and establish and improve various working mechanisms for consumer rights protection. Local branches have set up independent Consumer Rights Protection Departments, and allocate personnel and coordinate resources to implement specific work related to consumer rights protection.

Consumer Protection and ESG Committee at the Board level

It is responsible for formulating strategies, policies and objectives for consumer rights protection work, conducting overall planning and guidance for such work, integrating consumer rights protection into business development strategies, corporate culture building and corporate governance evaluation, and supervising the effective implementation and fulfilment of the strategies, policies and objectives for consumer rights protection.

Consumer Protection Management Committee

It is responsible for establishing and improving the system framework and management system for consumer rights protection of Lufax, implementing the relevant resolutions of the Board of Directors on consumer rights protection work, and reviewing the relevant work of the consumer rights protection department. It promotes Lufax and its member companies to establish an integrated consumer rights protection management structure to achieve full coverage of consumer rights protection management, and regularly reports the implementation progress and results to the Board of Directors and the Consumer Protection and ESG Committee.

Consumer Rights Protection Department

It is responsible for leading to organize and implement the work of consumer rights protection required by Consumer Protection Management Committee, and organizing, cooperating, supervising and conducting member companies to develop the work of consumer rights protection.


Consumer Rights Protection Department of each member company

As an independent legal entity responsible for consumer rights protection management, it undertakes overall responsibility for the Company's consumer rights protection management work. In accordance with the overall objectives and policy requirements of relevant regulatory authorities and Lufax, it establishes and improves the organizational structure, allocates personnel, coordinates resources to implement consumer rights protection management, and ensures the independence, authority and professionalism in the conduct of consumer rights protection work.



We have established a comprehensive ex-ante, in-event and ex-post review mechanism for consumer protection, which employs digital tools to enhance scrutiny, proactively identify and prevent key issues, in a bid to prevent any potential infringements on consumer rights and interests. Concurrently, we continuously refine our internal review processes and define the scope of review more clearly. We also integrate consumer protection reviews into standard business operations, and assess consumer protection more rigorously.

Consumer Protection Review Mechanism

Ex-ante	In-event	Ex-post
• Establish a consumer protection early warning mechanism to ensure 100% pre-approval review. For new products, new processes, new businesses, and major projects, conduct comprehensive reviews before launching them to the market to ensure compliance and the proper implementation of consumer protection measures. • Develop digital systems and review archives to maintain complete records of all reviews, and explore intelligent review methods for scenarios such as promotional materials and contract terms.	• During the operation of products and services, we intelligently identify and monitor risk events and data anomalies. Through the progressive process of consumer protection notification, rectification, and supervision, we promote the rectification of issues to safeguard consumers' rights and interests.	• Regularly carry out special consumer protection inspections on the performance of products and services, and track rectification and optimization improvements. • Establish an evaluation mechanism for consumer protection to drive the implementation of various consumer protection tasks. • Conduct annual audits of consumer rights and interests protection at regular intervals.

In 2025, Lufax Holding conducted a special internal audit with a focus on consumer protection, examining the Company's mechanisms and operations for consumer rights protection, the management of the eight consumer rights, and the execution of consumer protection reviews. Reasonable recommendations for enhancements were formulated to continuously improve the Company's consumer rights protection.

Internal Training

Lufax Holding has thoroughly implemented the requirements for consumer protection training, taking multiple measures to create a positive consumer protection atmosphere. In 2025, we conducted diverse and content-rich consumer protection training sessions for mid-to-senior level managers, grassroots employees, sales teams, and consumer protection staff. The training covered topics such as regulatory policy interpretations, internal management systems and requirements, common complaint issues, and high-risk scenarios. During the Reporting Period, we organized a total of 1,031 training sessions, reaching 234,000 people.

During the Reporting Period, we held a total of

1,031

training sessions,

with

234,000

employee participations.




E-LEARNING


LUFAX
HOLDING



Suitability Management Online Training and Special Exams

During the Financial Education Promotion Week in September 2025, we released learning posters titled "Strictly Adhere to the 'Three Appropriateness' Principles to Protect Consumer Rights" and "Promote Integrity Culture and Fulfill Responsibility" to all employees. We also organized nationwide online training and special exams on suitability management. The exams focused on assessing employees' understanding of key knowledge points such as "customer risk assessment methods" and "the responsibilities and obligations of financial institutions in suitability management". This initiative aimed to strengthen the foundation of suitability management. A total of 25,000 people participated, with a pass rate exceeding 99%, demonstrating significant training effectiveness.



"Consumer Protection Cultural Wall"

In 2025, to further foster a positive learning atmosphere for consumer protection, we organized each branch to set up a "Consumer Protection Cultural Wall" in prominent locations within their offices. The wall includes content covering consumer protection knowledge dissemination, highlights of consumer protection activities, summaries of consumer protection training, honor recognitions, and case warnings.


平安融易甘肃分公司消保文化墙
客服热线
0931-2315803


平安融易新疆分公司消保文化墙
体验优化
活动剪影
案例分享
客服热线



"Consumer Protection Star" Special Selection

In 2025, to fully leverage the exemplary role of advanced models, we launched a "Consumer Protection Star" special selection. A total of 132 outstanding frontline employees with excellent performance, high quality, and superior service were identified. They resolve customers' doubts with professionalism, address their difficulties with patience, and earn their trust with sincerity. Through promotional videos of service cases across various platforms, we aim to inspire intrinsic motivation with the power of role models and create a strong cultural atmosphere where "everyone is a consumer protection officer".










趁年轻
勇往直前



Consumer Protection Practices

The Company rigorously oversees areas such as responsible marketing and debt management to more effectively enforce the protection of financial consumer rights. With our products, we strive to safeguard the legitimate rights and interests of financial consumers.

In terms of responsible marketing, we have formulated and improved relevant marketing, advertisement and sales policies, such as the Internal Management and Monitoring System of Marketing Activity. With these efforts, we regulate the Company's code of marketing and publicity conduct, and clarify the review and approval process for marketing and publicity materials as well as the penalty mechanism for non-compliance.

To oversee the compliance of marketing activities, we conduct annual audit on compliant marketing. Meanwhile, we conduct a compliance review of marketing materials every quarter to ensure that all marketing content and forms align with regulatory guidelines and are appropriate and accurate. The efforts help prevent any exaggerated or false publicity. During the Reporting Period, there were no marketing violations reported.

We also focus on enhancing the compliance marketing awareness of our employees. Through induction training and special training, we clarify the requirements related to responsible marketing to relevant personnel. We also proactively carry out publicity activities such as compliance week and compliance month, daily meetings, and case studies.

In terms of debt management, we adhere to the collection principles of "compliance with laws, equality and fairness, and protection of privacy", and have formulated and implemented the Collection Policy Statement, Basic Management Measures for Post-Loan Service Personnel and a series of internal systems related to service quality management. We have established and improved a management mechanism for collection operations, standardizing collection workflows and behaviors. This ensures equal protection of the legal rights and interests of both customers and the Company, and conducts collection activities based on objective facts, while ensuring information security throughout the entire collection process.

Institutional Guarantee

We have established regulations and mechanisms such as the Post-Loan Management Guidelines, the Basic Rules for Post-Loan Service Personnel and the Quality Reward and Punishment Standards. These policies clearly define provisions related to information protection, collection behavior standards, and prohibitions on collection practices, ensuring that collection activities are governed by established rules and regulations.

Process Control

- On-site Inspection: We conducted on-site compliance inspections for all city branches, covering collection scripts, business operation management, and business information security. This comprehensive inspection throughout the year further strengthened and improved the compliance performance of city branches, effectively controlling and preventing risks.
- Special Rectification: We carried out a special rectification campaign targeting malicious collection practices. Across 11 urban customer centers, we investigated a total of 1,644 suspected cases of malicious collection, confirming 62 cases. This effective investigation and control of non-compliant collection cases and risks associated with malicious collection significantly reduced such issues.

Compliance Promotion

- Actively conduct compliance awareness campaigns, such as setting up compliance culture walls, posting the nine prohibitions, and hanging compliance slogans in the workplace. These actions serve as a reminder to employees to strictly adhere to compliance requirements and rigorously control collection cases.
- In 2025, we organized 237 offline training sessions on compliant collections, with a total of 10,643 participants, achieving 100% coverage. The training content included compliance system requirements, compliant scripts, compliance case studies, and consumer protection knowledge.

In addition, we have developed differentiated post-loan strategies, categorizing customers for collection based on product type, customer rating, and overdue stage.

For customers fulfilling their obligations normally, we use gentle reminders such as SMS notifications and AI-powered automated calls, balancing efficiency and customer experience.

For customers who frequently default and lack good repayment habits, we use a combination of intelligent AI and human intervention to closely monitor and remind them about their repayment status.

For customers facing repayment difficulties, we follow the principle of "risk mitigation + customer support" and provide various policies such as restructuring and reduction of payments. We negotiate and develop tailored repayment plans.



Consumer Finance Education

Lufax Holding adheres to the development philosophy of "people-centered", always placing consumer protection at the core of company development. We innovatively built a three-in-one financial education model "internal comprehensive education + external cross-industry collaboration + precise coverage of target audiences". We aim to deliver financial knowledge to every corner of communities, campuses, rural areas, and commercial districts with sincerity, fulfilling our firm commitment to "finance for the people".

In 2025, we established a consumer protection service section on our official WeChat public account and APP, featuring modules such as privacy protection, service channels, safety protection, service guidelines, and financial education. This allows users to protect their own information and rights, and demonstrates our commitment to listening to customer voices and safeguarding customer rights through concrete actions.

Full Participation: Spreading Financial Education Widely

The company has established an "executive leadership, middle management implementation, grassroots penetration" coordinated mechanism, where executives set an example by producing 4 episodes of anti-fraud microfilms "Hidden Truths". Business line managers also shared practical experiences in protecting consumer rights through special documentaries, reaching over 7.2 million people. Party members and cadres directly acted as frontline staff, conducting 348 visits to small and micro-enterprise clients and optimizing 20 service processes. All employees act as "consumer protection educators" to spread financial education widely.

Cross-Boundary Collaboration: Building a New Ecosystem for Financial Education

The company actively builds a new ecosystem for financial education, deepening cooperation among government, enterprises, police, and the public. By integrating resources, we widely carry out "five enters" activities in Liaoning, Tianjin, Fujian, Hunan, Xinjiang, Shenzhen, Beijing, and Shanghai, bringing financial knowledge and services to those in need. As of December 2025, we have conducted 1,032 financial education activities, reaching over 25.46 million people.

We have conducted **1,032** financial education activities

reaching over **25.46 million people**





About this Report
Introduction to Lufax Holding
Message from Chairman
2025 Performance Highlights
Sustainable Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Online and Offline Integration: Expanding the Scope and Precision of Education

The company explores a new model of financial education that integrates online and offline efforts. Online, we organize interactive quiz competitions called "Financial Knowledge Challenge" for the elderly, teenagers and new urban residents. For commuters, we broadcast consumer protection messages during peak hours on local radio stations. Offline, we conduct "Risk Warning Delivery" and "Financial Knowledge Fair" activities, integrating consumer protection knowledge into daily life.

For vulnerable groups such as the elderly, new residents, and children, Lufax Holding collaborates with regulatory authorities, communities, and schools to distribute anti-fraud manuals and conduct fun science popularization activities. We focus on remote, underdeveloped, and ethnic minority regions, and various groups including the elderly, teenagers and new urban residents, providing targeted financial education and spreading beneficial policies while exposing illegal financial activities and telecom fraud schemes. Through engaging and educational methods, we enhance the public's financial risk awareness and truly protect the safety of everyone's assets.


Q1 2004 – Q2 2011, Million USD

Practical Case of Financial Anti-Fraud Education

Nanjing, Jiangsu - "Cheng" Financial Culture Festival with Fun Interactions	We partnered with the Consumer Rights Protection Subcommittee of the Nanjing Digital Finance Research Society, the Financial Consumption Rights Protection Subcommittee of the Nanjing Consumer Association, and the School of Finance at Nanjing Agricultural University to host the first "Cheng" Financial Culture Festival in Nanjing. At the Weigang Campus of Nanjing Agricultural University, we set up immersive interactive games such as "Super Marksman" and "All-in," allowing university students to learn about financial fraud prevention knowledge in a relaxed and entertaining environment. This initiative aimed to enhance the fraud prevention awareness and risk identification capabilities of campus groups through a youth-oriented approach.
Shenzhen, Guangdong - "Three Responsibility" Mechanism Builds a Closed Loop for Community Education and Promotion	Lufax Holding Shenzhen Branch has innovatively implemented a "Three Responsibility" educational mechanism. By having community grid officers accurately identify residents' needs for financial knowledge, financial professionals volunteers provide authoritative interpretations, and community police officers conduct warning lessons based on real fraud cases, the mechanism ensures a more grounded and targeted approach to financial fraud prevention education. Through the collaborative efforts of grid officers, volunteers, and police officers, this initiative has significantly improved the effectiveness and depth of community education.
Shenyang, Liaoning - Entering the Rural Market to Popularize Basic Financial Safety Knowledge	Lufax Holding Liaoning Branch conducted anti-fraud education activities in Shenbei New District Puhe Market. They set up a thematic promotional booth on-site, explained typical fraud cases to the villagers attending the market, and visited each merchant in the market to provide educational outreach. The campaign distributed over 1,500 promotional booklets, effectively conveying financial knowledge and anti-fraud techniques to the rural frontlines. This initiative successfully filled the gap in anti-fraud education in rural areas.
Chengdu, Sichuan – Protect the Asset Security of the Elderly through Local Specialty Activities	We held a special campaign to prevent elderly fraud in Chengdu, themed "Silver-Aged Anti-Fraud Protects Thousands of Families, Safeguarding Happiness and Peace in Chengdu". The event took place at Xiangguo Food Plaza in Jinjiang District, Chengdu. To engage the elderly, we incorporated local cultural performances and face-to-face Q&A sessions, using simple and clear language to explain the tricks of elderly-targeted scams. This initiative aimed to genuinely enhance the elderly's ability to recognize, prevent, and resist fraud, building a strong defense against fraud for this vulnerable group.
Guangdong - A Dual-Track Anti-Fraud Education Model in Business and Campus	Given Guangdong's active commerce and dense individual shops, we launched a customized anti-fraud plastic bag distribution campaign. These bags feature anti-fraud slogans, fulfilling merchants' operational needs while ensuring long-term promotional efforts. Additionally, we partnered with the Guangzhou Municipal Financial Services Office and other units to visit Batou School in Pingyuan County for an "Intelligent Growth, Anti-Fraud Together" campus awareness campaign. Through activities like donations, anti-fraud gesture dances, and jump rope competitions, we educated teenagers in an engaging way, helping to build a comprehensive anti-fraud education system that covers all age groups.



Protecting Information Security

Lufax Holding always attaches importance to information security and users' privacy protection, and strictly complies with the Cyber Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, and other relevant laws, regulations. During the Reporting Period, we established 16 new policies and revised and updated 67 existing policies. We also formulated and publicly released the Information Security Management Policy Statement of Lufax Holding Ltd. and the Privacy Protection Statement of Lufax Holding Ltd., clearly stating that users have the right to access, modify, delete, and revoke their personal information on our platforms. This ensures the protection of user privacy. The aforementioned information security-related policies, statements, and guidelines apply to all relevant business lines and subsidiaries of Lufax Holding, as well as third-party personnel who have access to information assets.

Information Security Management Structure

Lufax Holding continues to improve our information security management structure and have established an Information Security Management Committee. This committee leads the Company's information security management efforts. The Committee members are all certified in the field of information security to ensure the expertise and effectiveness of the management, providing a solid safeguard for the Company's information security.

Information Security Management Committee:


Information Security Management Committee
Chairman
Jinliang Mao
Committee members
Dongqi Chen, Rongqing Ni, Wensong Yao
Zhenhua Zuo, Ling Gong, Yuan Yin
Secretary general
Feng Wang

To motivate the effective execution, management and supervision of data security measures, we have officially incorporated data security indicators into performance appraisals, and established a three-level information security appraisal system consisting of the Company, departments and employees. At the Company level, we adhere to Ping An Group's information security assessment standards, making our information security performance a crucial component of the comprehensive performance evaluation. At the departmental level, we conduct assessments of each department in accordance with the Company's established information security policies. At the individual employee level, we integrate information security metrics into the employee performance evaluation system, including key indicators such as the number of major information security incidents, re-detect rate of Blues vulnerability, the completion rate of sensitive field encryption.

Additionally, we are actively pursuing external information security system certification. All the information security management systems that involved in our businesses are accredited by ISO/IEC 27001: 2022 information security management system certification, with 100% coverage.


DNV

管理体系认证证书

未鲲（上海）科技服务有限公司

ISO/IEC 27001:2022标准



Information security management measures

During operations, we strictly manage access control, storage encryption, and hierarchical management of customer information.



Access Control

- Use the security strategy of integrated jump sever to conduct strict personnel identity authorization for all access to production and test servers, make video recording and review operation records regularly.
- Accurately identify customers' sensitive information, and set multiple access authorities to sensitive data, such as double-factor authentication (account password + cell phone verification code/account password + Ping An token).
- Regularly sort out and control sensitive authorities related to customer information queries and strictly follow the "least privilege" principle to ensure the security and confidentiality of customer data.



Encryption of Storage

- During operations, we collect data from third parties in strict compliance with the laws and regulations in places where we operate, and delete data timely as per regulations to minimize the retention of customers' private information.
- Use national commercial cryptographic algorithms to encrypt the storage of sensitive customer information such as cell phone numbers and biometric data.



Classification and Hierarchical Management

- Develop a well-established data management system for the entire life cycle of data collection, transmission, storage, use, exchange and destruction and classify data in a hierarchical manner according to established standards to strengthen the control of data assets.

Note: The "least privilege" principle refers to giving a user the minimum levels of access or permissions needed to perform his/her job functions, ensuring that permissions are minimized.

For APP information security management, we carry out a comprehensive assessment on the security of personal privacy collection, security vulnerabilities, malicious codes, non-compliant contents, etc. through technical testing and expert analysis to identify potential APP information security risks and ensure that APP information is collected in compliance with regulatory requirements.

For information security audit, we proactively organize internal and external information security testing and audit every year to ensure the effective implementation of information security management. During the Reporting Period, we carried out a total of 44 internal and external audits. These included 32 internal audits, including 12 access audits, 15 outsourcer audits, and 5 branch audit; as well as 12 external security tests, which included 6 privacy compliance tests, 5 information security level protection assessments, and 1 ISO 27001 surveillance audit.

For collaboration with suppliers, we have formulated the Information Security Guidelines - Third Party Management for information security management of suppliers and clarified information security clauses in the contracts signed with suppliers. We require suppliers to establish data security and privacy protection-related policies that are following Lufax Holding's requirements. Except for service or transaction purposes, we never divulge, sell or provide personal data to any third party. Additionally, we proactively carry out ex-ante, in-event, and ex-post review of suppliers to ensure comprehensive protection of information security.

Ex-ante

Before involving new suppliers, we conduct detailed assessment on the information security capabilities of suppliers and record the results in the supplier management platform for subsequent management and tracking.

In-event

To gain a comprehensive understanding of the current state of their information security management, we update supplier ratings on the supplier management platform regularly and send questionnaires to those with low ratings.

Ex-post

Conduct periodic on-site inspections of suppliers' management information security of. If any issues are identified during the inspection, they must be rectified. If suppliers are unable to fulfil standards even after rectification, their contracts will be terminated.



In addition, Lufax Holding takes proactive and reactive measures to prevent and respond to data leakage incidents:

Proactive Measures

Vulnerability management	We perform regular vulnerability scans on servers and applications, and conduct regular penetration testing on servers connected to the Internet and take immediate action to address issues.
Account security control	We implement a closed-loop control system for account security, utilizing model monitoring, automatic account blocking and security guidance to prevent account theft, sharing and other breaches, thereby reducing the risk of data leakage.
Security operations platform	The platform is designed to monitor 7 major risk scenarios covering the Internet, host, terminal, application, database, employee and public opinion, and alert and respond to information security incidents.
Security automation operations platform	During the Reporting Period, our team independently developed a security automation operations platform designed to automate monitoring and response and digitalize security operations. By leveraging data from our internal security infrastructure and harnessing the power of an algorithmic engine driven by expert defined rules, the platform has successfully debuted an automated incident response system that reduces incident response times to minutes. During the Reporting Period, the platform automatically handled over 17,136 attacks, with an average response time of just 2 minutes. The efficiency in incident response and mitigation was improved by over 90% and human effort was reduced by over 70%, providing solid protection for the security and stability of core business operations.
Secure Development Life Cycle ("S-SDLC") technology	Different departments collaborate with each other to secure every aspect of financial product development, and set up evaluation, review and testing processes at each stage to fully guarantee the security of financial products. The steps are as follows:

S-SDLC Process:

Demand Analysis

Business Security Review

- Clarify business requirements and security requirements with the business side, and focus on key business areas

Design

Demand Security Review

- Assess system design solutions
- Security review
- Reporting of foreign related data

Development

Coding Security Guidelines

- Assess the security of development tools
- Formulate coding specifications and implement security functions/development framework

Testing

Application Security Testing

- Conduct white box testing to scan code security
- Perform black box testing to scan Web/mobile applications
- Validate system defense capabilities through penetration testing

Delivery

Final Security Review

- Approve the launch after confirming that known risks have been resolved or mitigated
- External public opinion monitoring
- External penetration testing
- Emergency response



Reactive Measures

Develop emergency plans including the Data Security Emergency Plan, the High Risk Vulnerability Emergency Plan, the Phishing Email Emergency Plan, the DDoS Emergency Plan, etc.

Information security leakage incidents can be reported through three channels, including WeChat official account, Happy Ping An APP, and web-based Happy Ping An. Additionally, designated staff are assigned to screen and report submitted content.

Conduct specialized drills targeting common information security attack scenarios. In 2025, we conducted three specialized drills: phishing email identification, account anomaly handling, and web vulnerability emergency response. These exercises comprehensively tested our group's cybersecurity protection system and emergency response capabilities. Through these emergency drills, we helped our security personnel familiarize themselves with the emergency response procedures and improved the emergency response capabilities of our security team.





Phishing Email Identification Emergency Drill

To further enhance employees' ability to identify safety risks and test emergency response mechanisms, we simulated real phishing attack scenarios targeting key personnel by sending phishing emails disguised as holiday welfare messages. The drill results revealed that some employees exhibited weak security awareness; however, the overall reporting channels remained unobstructed, with the "one-click reporting" function operating effectively. The security team was able to swiftly execute containment measures such as blocking, intercepting, and enforcing password changes, while the "Happy Ping An" system's secondary verification mechanism successfully prevented account impersonation, validating the feasibility of the emergency plan. Additionally, the drill confirmed the effectiveness of the monitoring, response, eradication, and recovery process loop, while also identifying blind spots in email gateway detection. Moving forward, we will strengthen security training, optimize personnel permission management, enhance the realism of drills, and continuously improve our security defense system.



Emergency Response Drill for Account Abnormalities

In 2025, we conducted a simulation exercise targeting accounts compromised in previous phishing email drills. The scenario involved simulating an attacker illegally accessing the "Happy Ping An" system using stolen credentials, with the primary objective of testing account security emergency response capabilities. During the drill, the security monitoring team promptly identified abnormal login behaviors through risk dashboards, swiftly initiated the response process, and carried out standardized operations such as account locking and forced password resets. Additionally, they utilized multi-dimensional methods to assess the impact scope and confirm account status, achieving a closed-loop in the entire handling process. The exercise demonstrated that all control and disposal mechanisms operated normally, with no exceptions or process bottlenecks observed, meeting the expected objectives. This further strengthened the group's account security management capabilities and the practical response level of the security team. No additional improvements were identified for the time being.



Web Vulnerability Exploitation Emergency Response Drill

In 2025, we focused on a designated business subsystem and conducted a Web vulnerability emergency drill to validate the entire process of discovering, analyzing, suppressing, and repairing vulnerabilities, ensuring a closed-loop handling capability. For vulnerabilities caused by container parsing anomalies in request headers, the security operations team quickly initiated the emergency response process. Operations implemented temporary mitigations by configuring WAF rules, while development teams identified root causes and implemented fixes in subsequent versions. Upon verification, the vulnerabilities had not caused any actual impact. The drill demonstrated efficient coordination across teams, with smooth operation of the emergency response mechanisms. This further strengthened the vulnerability management process and improved the standardization of security operations.



Honors and awards related to information security and privacy protection won by Lufax Holding in 2025



The "Rock Solid Action 2025" cybersecurity attack and defense exercise organized by the Shanghai Communications Administration - Lufax Holding has been rated "Outstanding Blue Team" for three consecutive years.


第四名
陆金所控股有限公司

The "Guan'an Cup ISG" competition organized by the Cyberspace Office of Shanghai Municipal People's Government - Lufax Holding won 4th place in the FinTech group.

Information Security Training

To raise awareness and enhance the protection capability of our workforce, Lufax Holding conducts a range of security training and awareness initiatives every year. This encompasses a diverse array of activities, including themed email campaigns, morning/evening meeting briefings, themed speech, training by external experts, courses on Zhiniao Platform, live webinar sessions, security knowledge challenges, and senior executive discussions. These initiatives are open to all employees (including outsourced employees), to provide them with information security related training and activities.

Our training is tailored to address specific security risks, using a variety of resources to explore high-risk behaviors and incidents among our employees. We deliver targeted training to minimize the occurrence of security risks. We aim for a training approach that is both professional and engaging, with an emphasis on accessibility. And we employ a "marketing" strategy for our awareness campaigns, dedicated to fostering a security-conscious culture where "every individual feels accountable and empowered to contribute to security". During the Reporting Period, the information security education and training covered all employees.

Monthly security training

We host a monthly security training session for all employees to ensure everyone can be informed.

Quarterly specialized training

We organize at least 1 special training session every quarter, targeting high-risk employees and roles in the Company. These trainings are tailored to address the specific risks faced by roles like consultants, administrative staff, and back-office personnel.

"Compliance as the Foundation, Security as the Shield, Co-creating Safety" Information Security Enhancement Month Activity

During the campaign, we launched six training sessions, an expert lecture titled "Network and Data Security Compliance in Practice" and a company-wide security awareness assessment exam. Branch offices independently organized promotional activities, paying attention to integrating their own business characteristics and human factors. They flexibly conducted online and offline promotions, attracting 100% participation from employees through innovative security awareness education and enriched course content.

04

More Sustainable Finance

Lufax Holding always adheres to the concept of sustainable development, and actively implements the SDGs. In line with the requirements of sustainable development management, we have formulated a series of green office initiatives aiming at creating a green and low-carbon office environment and operating mode. At the same time, with our own resource and background advantages, we actively cooperate with our partners to implement sustainable development practices, incorporate ESG concepts into our supply chain management and continuously assess ESG-related risks, working together with our partners to create a sustainable ecosystem.

Performance Highlights

- As of the end the Reporting Period, we have achieved a **18.9%** reduction of electricity usage, a **14.7%** reduction of water consumption, and a **17.4%** reduction of GHG emissions, compared with the same period of last year.
- In 2025, **100%** of suppliers have passed on-site assessments, annual reviews and other related work.

Responding to the following SDGs in this section:


6
CLEAN WATER AND SANITATION

11
SUSTAINABLE CITIES AND COMMUNITIES

13
CLIMATE ACTION

15
LIFE ON LAND

17
PARTNERSHIPS FOR THE GOALS



Co-establishing a Green Future

Adhering to the concept of green and sustainable development, Lufax Holding establishes a green operating mode and is committed to minimizing the negative impact of its operations on the environment. While complying with the relevant requirements of the Environmental Protection Law of the People's Republic of China and other laws and regulations, we have also formulated and implemented internal management systems such as the Workplace Environment Maintenance Manual of the Headquarters, which integrates the concept of sustainable development such as the reduction of pollution and carbon emissions, and the promotion of synergy into all aspects of our daily operations to comprehensively push forward the green and sustainable development of Lufax Holding.

Green Operations

Green Office

Lufax Holding actively promotes a low-carbon, healthy and sustainable office model, including advocating electricity conservation, water saving, paperless office and other various green operation initiatives, to reduce energy and resource consumption, optimize energy structure and enhance operational efficiency. We are committed to reducing wastewater, waste gas, solid waste and GHG emissions, and improving water use efficiency. During the Reporting Period, we did not have any major violations related to environmental management, nor did we have any problems or disputes with water sourcing.

Electricity Conservation

- Installing energy-efficient lighting fixtures to replace conventional fluorescent tubes, and setting up group lighting control during the working day to reduce electricity loss.
- Applying zone-based electrical design for office areas to achieve on-demand electricity usage and avoid unnecessary power consumption.
- Improving electric management with smart electricity meters that allow for real-time monitoring of electricity data to obtain information on electricity demands and take immediate action in the event of anomalies in electricity consumption.

Water Conservation

- Optimizing the management of faucets and other water supply equipment by using water-saving sensor-activated taps and maintaining them regularly, to prevent unnecessary waste of water resources.
- Posting water conservation slogans to encourage employees to conserve water and raise their awareness of water saving.
- Encouraging the use of direct drinking water wastewater for cleaning work and achieve wastewater reuse.

Office Resource Conservation

- Advocating paperless office operations, and actively implementing cloud printing to minimize the use of paper materials at work.
- Actively promoting digitized bidding processes to reduce the use of paper materials.
- Standardizing printer management by restricting access to printing, strengthening monitoring and reducing misprints/reprints/single-sided printing.
- Recycling office paper to reduce unnecessary paper waste.

During the Reporting Period, in order to effectively achieve the environmental goals, Lufax Holding encouraged each branch to develop and implement scientific and feasible emission reduction strategies, and to promote low-carbon and paperless office and eco-friendly travel to reduce energy, water and paper consumption. Moreover, all business departments are encouraged to explore new approaches for efficiency improvement, consumption reduction and technological innovation based on their business characteristics.

By the end of the Reporting Period，compared to the same period last year，

we have reduced electricity consumption by **18.9%**

water consumption by **14.7%**

and GHG emissions by **17.4%**

Relentless endeavors will be made to further reduce resource consumption and carbon emissions in the future.



Waste Management

We maintain a strong commitment to waste management and strictly adhere to the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, the Administrative Measures for the Prevention and Control of Environmental Pollution by Electronic Waste and other applicable national and local regulations. Well-specific processing procedures have been established for non-hazardous and hazardous waste generated in office operations, thereby ensuring proper treatment and facilitating recycling. For computer components and used batteries, we entrust qualified suppliers for regular and centralized processing.

The "cost reduction and efficiency enhancement" principle has been deeply integrated into our operations. Under this principle, assets sitting idle are put into good use, comprehensively optimizing the utilization of existing assets while reducing waste generation at its source. We actively engage in idle asset utilization. Each month, we collect data on idle assets from various organizations and share information about usable old assets with them, thus allowing them to choose assets needed and ensuring prompt and effective utilization of old assets. In addition, we have introduced an incentive mechanism that promotes the reuse of existing assets in the institutionalized assessment rules for administrative compliance. This strategy aims to encourage employees to make full use of available resources, thereby minimizing the need for purchasing new equipment and enhancing equipment utilization.



Biodiversity Protection

Lufax Holding takes biodiversity protection seriously, which is demonstrated by our commitment to biodiversity protection and engagement in relevant practices. In collaboration with Ping An Group and Ping An Trust, we established the first domestic "Carbon Neutrality" charitable trust at the end of 2021. In the same year, we initiated the "Ping An Guardian Action - National Parks" program, which was implemented in the Northeast China Tiger and Leopard National Park in Hunchun and the Giant Panda National Park in Ya'an. By engaging diverse communities, species and businesses, we put into action the public welfare concept of "shared ownership, shared benefits, and joint building" of national parks. With a focus on key initiatives such as ecological forest transformation and habitat restoration, we advocated for establishing and developing national parks, providing full support to biodiversity protection.

Climate Change Response

We consistently monitor the trends in climate change and assess their potential impact on our short-term and long-term operations based on business realities. We identify and analyze climate change-related risks relevant to our business while proactively devising strategies to address them. By implementing robust management measures focusing on energy conservation, emission reduction and green operation practices, we strive to minimize our environmental footprint. Furthermore, we explore and seize opportunities emerging from climate change. In response to the growing trend of green and low-carbon economies, we make efforts to foster corporate sustainability by developing green and low-carbon products and services.

Governance

Lufax Holding is well aware of the impacts and risks of climate change on various industries and proactively takes actions to address the challenges and opportunities brought by climate change. We identify and respond to climate change-related matters by establishing a sound ESG governance structure and management system. The Board of Directors, and Consumer Protection and ESG Committee continuously review ESG issues such as climate change, and supervise the implementation of work including resource conservation, energy saving, and emission reduction. The Executive Committee of Lufax Holding is responsible for formulating ESG work plans and implementation schemes, while the ESG Executive Group is in charge of implementing and coordinating specific related work, thus addressing the potential impacts of climate change in an all-round manner from top to bottom.



Strategic

Lufax Holding attaches great importance to climate-related risks and opportunities. We have incorporated climate risks and opportunities as well as their impacts into the consideration of the Company's strategy and planning, and strive to enhance resilience against climate change and in the transition process to respond to the national carbon neutrality strategy. We have identified a series of potential physical and transition climate risks and opportunities that may arise in the future.

Risk Types	Risk	Impact on Business and Financial Performance	Impact Degree	Impact Cycle
Physical risk – Acute	Extreme high/low temperatures	Extreme temperatures increase the demand for cooling/heating of assets, leading to higher operating expenses. This may also raise safety risks for outdoor workers. Additionally, extreme high/low temperatures could trigger large-scale power rationing or outages, or cause partial shutdowns of data centers, thereby affecting their operational efficiency. In extreme situation, if the power supply or distribution facilities in the area where a data center is located are damaged, or the data center's operations are disrupted for more than a few days, it would result in reduced revenue.	Low	Short term
Transition risk – Policies and regulations	Not meeting future regulatory requirements for energy efficiency	The government may introduce stricter policies related to energy efficiency. To meet higher energy efficiency requirements such as the requirement of a better PUE for data centers, the Company may need to increase investment in more projects or raise its operating costs.	Low	Medium term
	Liability and litigation risk related to the climate	Countries are required to fulfill their carbon reduction targets under their Nationally Determined Contributions ("NDCs"),and these targets will also be implemented down to various industries. At the same time, the Company will face strengthened climate-related policy and information disclosure regulatory requirements. Meeting these legal and regulatory requirements may leads to higher operating costs. If the Company are not prepared for these changes, there will be potential risks.	Low	Medium term
Transition risk – Market	Electricity price volatility	In line with the requirements of Ping An Group, purchasing green electricity is one of our key initiatives for carbon emission reduction. However, in the short term, the green electricity market will face considerable uncertainties. The traditional energy market is being impacted, while the new energy market is still under development. Influenced by factors such as policies, supply-demand relationships, and weather conditions, green electricity prices are likely to fluctuate, which may lead to additional operating costs.	Medium	Long term
Transition opportunities – Energy	Improving energy efficiency technology application (such as green computing)	In the process of global decarbonization, energy efficiency optimization measures such as energy saving and carbon reduction are the prioritized carbon reduction technologies. At the same time, as a key platform technology for resource efficiency, green computing can bring more opportunities to reduce operating costs and lower carbon emissions.	High	Medium term
Transition opportunities – Products and services	Sales of green low carbon products	As consumer awareness of low carbon increases, the demand for products and services will continue to increase. The speeding up of decarbonization in various industries will provide more green low carbon products to market. As a financial service platform, Lufax Holding can provide consumers with more green products and services, driving the Company's market share and revenue increase.	Medium	Long term



Risk Management

In accordance with the the Task Force on Climate-related Financial Disclosures ("TCFD") recommendations, the Group conducts annual risk management assessments on climate risks and opportunities, and establishes a mature climate risk management process to ensure that climate-related risks are integrated into the company's risk management system.

Climate Risk Management Process

Climate Risk Identification

Based on perspective of physical risk and transition risk, we identify and describe climate risk factors impacting the business lines and operations, and classify related risks.



Climate Risk Assessment

From both qualitative and quantitative perspectives, we assess the impact of climate risk factors on various business lines and operational, as well as their duration and intensity.



Climate Risk Management and Response

We develop management measures responding to key risks and opportunities and regularly assess the efficiency of implemented measures.



Climate Risk Reporting

We implement regular reporting on climate risks to ensure that the Board of Directors and management are timely informed of the targets, plans, execution, and progress of climate risk management, improving the effectiveness of climate risk management.

Metrics and Targets

Lufax Holding is committed to promoting the high-quality development of the society through the application of technology in production and daily life. It actively implements the national call of "dual carbon", pledges to achieve carbon neutrality by 2060, and drives more efficient operations of the company. We will achieve our carbon neutrality goals through the management of the following indicators:

GHG Emissions Data

Indicators	Unit	2025
Total GHG emissions	Tons of co_2 equivalent	14,486.71
Total GHG emissions intensity	Tons of co_2 equivalent per person	0.44
Direct GHG emissions (Scope 1)	Tons of co_2 equivalent	157.66
Indirect GHG emissions (Scope 2)[3]	Tons of co_2 equivalent	11,286.67
Indirect GHG emissions (Scope 3)[4]	Tons of co_2 equivalent	3,042.39



[3] Indirect GHG emissions (Scope 2) mainly come from purchased electricity consumed in the operation process, and the greenhouse gas emission factor of electricity adopts from the Enterprise Greenhouse Gas Emission Accounting Method and Reporting Guidelines for Power Generation Facilities (Huanban Climate [2021] No. 9).

[4] Indirect GHG emissions (Scope 3) mainly come from the use of paper in the operation process and the carbon emissions generated from employee travel. The emission factor adopts from the China Product Life Cycle Greenhouse Gas Emission Coefficient Set (2022) issued by the Ministry of Ecology and Environment.



Jointly Building the Industry Ecosystem

We believe that an open and inclusive approach to exchanges and cooperation with industry partners will drive our business forward. With this in mind, we continue to improve the supply chain management system to forge win-win partnerships with upstream and downstream enterprises. We are also deeply and actively involved in industry research and exchanges, and are committed to creating an open business environment that nurtures innovation.

Lufax Holding is committed to guiding suppliers in jointly developing a responsible management system, supporting suppliers in promoting their own sustainable operations, and building a healthy and sustainable supply chain. We strictly observe Ping An Group's Policy Statement on Sustainable Supply Chains, and Detailed Measures for Management of Procurement Business Suppliers. In addition, we make ongoing efforts to improve the supplier management system to ensure standardized and systematic approaches to supplier management.



Supplier Management Process


Development and Introduction Management
Certification Management
Sourcing Management
Sourcing development
Assisting in sourcing development
Evaluating and screening candidate suppliers
Registration and introduction of new suppliers
Certification Management
Standards for access certification
Requirements and process of basic information certification and audit
Requirements and process of category certification audit
Basic requirements and process of real-name authentication
Process Management
Examination Management
Standards and process of sampling examination
Standards and process of project examination
Requirements for the application of examination results
Examination of code of conduct
Punishment Management
Unified management of eliminated suppliers
Situation, type and standards of punishment
Process of punishment implementation
Performance Management
Standards for the dimensions, composition and scoring of performance evaluation
Object and process of performance evaluation
Rules and standards for the grading of evaluation results

Lufax Holding remains focused on suppliers' social responsibility and environmental performance. The Company actively urges suppliers to participate in the training delivered by Ping An Group on corporate social responsibility and encourages all suppliers to undertake corporate social responsibilities and obligations. The requirements for sustainable development are incorporated into supplier contract clauses. Sustainable development considerations are also incorporated into processes such as supplier selection reviews, process management, and follow-up and feedback, focusing on supplier performance in areas including information security, labor rights and environmental protection. Furthermore, we have formulated clear policies on information security and privacy protection, transformation and development of low-carbon technologies, labor rights protection and employee development. We also demand anti-corruption measures from our partners including suppliers, and we will terminate any cooperation with those who violate business ethics. In 2025, 100% of our suppliers completed on-site assessments and annual evaluations.



Appendix I:
HKEX Environmental, Social and Governance Reporting Code – Content Index

Part C: "Comply or explain" Provisions

ESG Indicator		Chapters in the Report
Area: Environmental		
A1: Emissions		
General Disclosure	Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	More Sustainable Finance––Co-establishing a Green Future
A1.1	The types of emissions and respective emissions data.	Appendix––Appendix III: ESG Quantitative Performance
A1.2	[Repealed 1 January 2025]	
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	The Company's printers are all leased, and the supplier is responsible for the replacement of the toner cartridges, which does not involve hazardous waste.
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Appendix––Appendix III: ESG Quantitative Performance
A1.5	Description of emission target(s) set and steps taken to achieve them.	More Sustainable Finance––Co-establishing a Green Future
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	More Sustainable Finance––Co-establishing a Green Future
A2: Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	More Sustainable Finance––Co-establishing a Green Future
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Appendix––Appendix III: ESG Quantitative Performance
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Appendix––Appendix III: ESG Quantitative Performance
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	More Sustainable Finance––Co-establishing a Green Future
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	More Sustainable Finance––Co-establishing a Green Future



ESG Indicator		Chapters in the Report
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our main business does not involve the use of packaging materials.
A3: The Environment and Natural Resources		
General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	More Sustainable Finance——Co-establishing a Green Future
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	More Sustainable Finance——Co-establishing a Green Future
A4: Climate Change		
A4.1	[Repealed 1 January 2025]	
Area: Social		
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	More Efficient Finance——Building a Quality Team
B1.1	Total workforce by gender, employment type (for example, full- or parttime), age group and geographical region.	Appendix——Appendix III: ESG Quantitative Performance
B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix——Appendix III: ESG Quantitative Performance
B2: Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	More Efficient Finance——Building a Quality Team
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix——Appendix III: ESG Quantitative Performance
B2.2	Lost days due to work injury.	Appendix——Appendix III: ESG Quantitative Performance
B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Appendix——Appendix III: ESG Quantitative Performance
B3: Development and Training		



ESG Indicator		Chapters in the Report
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	More Efficient Finance——Building a Quality Team
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Appendix——Appendix III: ESG Quantitative Performance
B3.2	The average training hours completed per employee by gender and employee category.	Appendix——Appendix III: ESG Quantitative Performance
B4：Labor Standards		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	More Efficient Finance——Building a Quality Team
B4.1	Description of measures to review employment practices to avoid child and forced labor.	More Efficient Finance——Building a Quality Team
B4.2	Description of steps taken to eliminate such practices when discovered.	More Efficient Finance——Building a Quality Team
B5: Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	More Sustainable Finance——Jointly Building the Industry Ecosystem
B5.1	Number of suppliers by geographical region.	More Sustainable Finance——Jointly Building the Industry Ecosystem
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	More Sustainable Finance——Jointly Building the Industry Ecosystem
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	More Sustainable Finance——Jointly Building the Industry Ecosystem
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	More Sustainable Finance——Jointly Building the Industry Ecosystem
B6：Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	More Efficient Finance——Promoting Technology Empowerment More Reliable Finance——Redoubling Efforts to Protect Financial Consumers
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our main business does not involve products sales.
B6.2	Number of products and service related complaints received and how they are dealt with.	Appendix——Appendix III: ESG Quantitative Performance
B6.3	Description of practices relating to observing and protecting intellectual property rights.	More Efficient Finance——Promoting Technology Empowerment



ESG Indicator		Chapters in the Report
B6.4	Description of quality assurance process and recall procedures.	Our main business does not involve product recalling.
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	More Reliable Finance——Protecting Information Security
B7: Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	More Reliable Finance——Consolidating Governance Foundation
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix——Appendix III: ESG Quantitative Performance
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	More Reliable Finance——Consolidating Governance Foundation
B7.3	Description of anti-corruption training provided to directors and staff.	Appendix——Appendix III: ESG Quantitative Performance
B8: Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	More Warming Finance——Fulfilling Social Responsibility
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	More Warming Finance——Fulfilling Social Responsibility
B8.2	Resources contributed (e.g. money or time) to the focus area.	More Warming Finance——Fulfilling Social Responsibility

Part D: Climate-related Disclosures

Pillar	Chapters in the Report
Governance	More Sustainable Finance——Co-establishing a Green Future
Strategy	More Sustainable Finance——Co-establishing a Green Future
Risk Management	More Sustainable Finance——Co-establishing a Green Future
Metrics and Targets	More Sustainable Finance——Co-establishing a Green Future

Appendix II: Response to the United Nations Sustainable Development Goals

SDGs	Covered Chapters
 SDGs 1 Poverty Alleviation	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities
 SDGs 2 Eradicate Hunger	More Warming Finance——Fulfilling Social Responsibilities
 SDGs 3 Good wellness and well being	More Efficient Finance——Building a Quality Team
 SDGs 4 Quality Education	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team

SDGs	Covered Chapters
 SDGs 5 gender equality	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
 SDGs 6 Clean Water and Sanitation Facilities	More Sustainable Finance——Co-establishing a Green Future
 SDGs 8 Decent Work and Economic Growth	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
 SDGs 9 Industry, Innovation and infrastructure	More Efficient Finance——Promoting Technology Empowerment


LUFAX
HOLDING

About this Report
Introduction to Lufax Holding
Message from Chairman
2025 Performance Highlights
Sustainable Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

SDGs | Covered Chapters


10 REDUCED INEQUALITIES

SDGs 10 Reducing Inequality

More Warming Finance——Deeply Engaging in Inclusive Finance

More Warming Finance——Fulfilling Social Responsibilities


11 SUSTAINABLE CITIES AND COMMUNITIES

SDGs 11 Sustainable Cities and Communities

More Sustainable Finance——Co-establishing a Green Future


12 RESPONSIBLE CONSUMPTION AND PRODUCTION

SDGs 12 Responsible Consumption and Production

More Reliable Finance——Redoubling Efforts to Protect Financial Consumers

More Efficient Finance——Promoting Technology Empowerment


13 CLIMATE ACTION

SDGs 13 Climate Action

More Sustainable Finance——Co-establishing a Green Future

SDGs | Covered Chapters


15 LIFE ON LAND

SDGs 14 terrestrial organisms

More Sustainable Finance——Co-establishing a Green Future


16 PEACE, JUSTICE AND STRONG INSTITUTIONS

SDGs 16 Peace, Justice, and Strong Institutions

More Reliable Finance——Consolidating Governance Foundation


17 PARTNERSHIPS FOR THE GOALS

SDGs 17 Partnership to Promote Goal Achievement

More Sustainable Finance——Jointly Building the Industry Ecosystem



Appendix III: ESG Quantitative Performance

Environmental Area[5]

Key Performance Indicators		Units	2025	2024	2023
Emissions					
A1.1	Exhaust Emission	Kg	63.8	45.46	47.58
A1.2	Total GHG emissions	tCO_2e	14,486.71	17,545.02	23,510.43
	Total GHG emissions intensity	tCO_2e/person	0.44	0.51	0.65
	Direct GHG emissions (Scope 1)	tCO_2e	157.66	112.34	117.63
	Indirect GHG emissions (Scope 2)[6]	tCO_2e	11,286.67	14,078.89	19,614.02
	Indirect GHG emissions (Scope 3)[7]	tCO_2e	3,042.39	3,353.78	3,778.78
A1.3[8]	Total hazardous waste generated	Tons	N/A	N/A	N/A
	Total intensity of hazardous waste generated	Tons/person	N/A	N/A	N/A
A1.4[9]	Total non-hazardous waste generated	Tons	90.6	80.84	151.68
	Total intensity of non-hazardous waste generated	Tons/person	0.003	0.002	0.004
Use of Resources					
A2.1	Total energy consumption	MWh	22,060.08	26,798.25	34,979.72
	Total energy intensity	MWh/person	0.67	0.78	0.97
	(Direct) Non-renewable fuel consumption	MWh	788.56	561.03	587.26
	(Indirect) Purchased energy consumption[10]	MWh	21,271.53	26,237.22	34,392.45
A2.2	Water consumption	M^3	149,200.26	174,951.46	187,800.36
	Water consumption intensity	M^3/person	4.5	5.11	5.19

[5] The environmental KPIs intensity value is calculated using the total number of employees in the Group in 2025 as the denominator.
[6] Indirect greenhouse gas emissions (Scope 2) mainly come from purchased electricity consumed in the operation process, and the greenhouse gas emission factor of electricity adopts from the Enterprise Greenhouse Gas Emission Accounting Method and Reporting Guidelines for Power Generation Facilities (Huanban Climate [2021] No. 9).
[7] Indirect greenhouse gas emissions (Scope 3) mainly come from the use of paper in the operation process and the carbon emissions generated from employee travel. The emission factor adopts from the China Product Life Cycle Greenhouse Gas Emission Coefficient Set (2022) issued by the Ministry of Ecology and Environment.
[8] During the Reporting Period, the Group does not use any owned printing equipment, and therefore generates no hazardous waste related to such equipment.
[9] Non-hazardous waste mainly includes office paper and other general solid waste.
[10] (Indirect) Purchased energy consumption is converted from purchased electricity.



Social Area[11]

Key Performance Indicators		Units	2025	2024	2023
Employment					
B1.1	Total workforce	Person	33,163	35,875	36,215
	Number of employees by gender				
	Male	Person	18,143	19,698	19,777
	Female	Person	15,020	16,177	16,438
	Number of employees by age group				
	Under 30 years old	Person	6,783	9,577	11,691
	30 to 50 years old	Person	26,241	26,183	24,428
	Over 50 years old	Person	139	115	96
	Number of employees by employment type				
	Full-time	Person	33,163	35,875	36,215
	Number of employees by geographical region				
	Chinese mainland	Person	32,881	35,661	36,136
	Hong Kong, Macao, Taiwan and overseas areas	Person	282	214	79
	Number of employees by employee category				
	Senior management	Person	134	132	152
	Non-senior management	Person	33,029	35,743	36,063

[11] The number of employees takes full-time employees into consideration.



Key Performance Indicators		Units	2025	2024	2023
B1.2[12]	Employee turnover rate	%	12.7	15.7	33.7
	Employee turnover rate by gender				
	Male	%	13.7	16.8	35.7
	Female	%	11.6	14.5	31.1
	Employee turnover rate by age group				
	Under 30 year old	%	17.5	22.7	40.9
	30 to 50 years old	%	11.5	13	29.3
	Over 50 years old	%	13.1	16.1	19.4
	Employee turnover rate by geographical region				
	Chinese mainland	%	12.7	15.7	33.7
	Hong Kong, Macao, Taiwan and overseas areas	%	20.1	20.7	23.8
Health and Safety					
B2.1	Work-related fatalities occurred in the past three years	Person	0	0	0
B2.2	Lost days due to work injury	Day	1,597	3,122	521
Development and Training					
B3.1	The percentage of employees trained	%	100	100	100
	The percentage of employees trained by gender				
	Male	%	100	100	100
	Female	%	100	100	100
	The percentage of employees trained by employee category				
	Senior management	%	100	100	100
	Non-senior management	%	100	100	100

[12] The employee turnover rate of the Group takes employees who have worked for more than one year in consideration, and the formula is: employee turnover rate = number of employees leaving during the period/(number of employees leaving during the period + number of employees at the end of the period).



Key Performance Indicators		Units	2025	2024	2023
B3.2	The average training hours completed per employee	Hour	45.6	21	5
	The average training hours completed per employee by gender				
	Male	Hour	45	20	5.1
	Female	Hour	46.3	22.4	4.9
	The average training hours completed per employee by employee category				
	Senior management	Hour	20	18.7	6.2
	Non-senior management	Hour	45.7	21.2	5
Supply Chain Management					
B5.1	Number of suppliers	Number of suppliers	219	355	444
	Number of suppliers by geographical region				
	Northeast China	Number of suppliers	5	13	22
	North China	Number of suppliers	62	134	119
	Northwest China	Number of suppliers	12	17	30
	East China	Number of suppliers	67	92	138
	Central China	Number of suppliers	38	52	75
	South China	Number of suppliers	35	47	60
Product Responsibility					
B6.1[13]	Percentage of total products sold or shipped subject to recalls for safety and health reasons	%	N/A	N/A	N/A
B6.2	Number of products and services related complaints received	Case	1,463	164	563

[13] The Company's main business covers retail credit enablement, consumer finance and other financial services, and does not involve product safety and health issue.



Key Performance Indicators		Units	2025	2024	2023
Anti-corruption					
B7.1	Number of concluded legal cases regarding corrupt brought against the Group or employees	Case	0	0	0
B7.3	Hours of anti-corruption training provided to directors	Hour	403	403	3
	Hours of anti-corruption training provided to employees	Hour	4,714	3,034	7,650
Community Investment					
B8.2	Volunteer hours	Hour	6,200	5,861	5,708


LUFAX
HOLDING

Lufax Holding Ltd

陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

（HKEX Stock Code：6623）

（NYSE Stock Ticker：LU）